UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

31 July 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 31 July 2013	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

Preliminary results, year ended 30 June 2013

Results show Diageo is a strong business getting stronger

•	Net sales growth of 5%, driven by 4 percentage points of positive price/mix

•	Operating profit growth of 8%, driven by 0.8 percentage points of margin expansion

•	Marketing investment up 5%, to 15.7% of net sales, focused on the strategic brands

•	Strong performance in North America with net sales up 5% and operating profit up 9%

•	Emerging markets’ net sales are 42% of Diageo’s business, following 11% net sales growth and acquisitions which added £233 million

•	Emerging markets operating profit up 18%, as increased scale led to operating margin expansion

•	Acquisition of the Ypióca brand in Brazil in August 2012

•	Free cash flow was £1.5 billion, after making a £400 million contribution to the UK pension scheme

•	Growth of 11% in eps pre-exceptional items, to 104.4 pence per share

•	Board recommending a 9% increase in the final dividend

•	Increased stake in Shuijingfang and acquired the major interest in USL since the year end

Ivan Menezes, Chief Executive, commenting on the year ended 30 June 2013

“These results reflect Diageo’s strengths. We have delivered 5% net sales growth reflecting the strength of our US spirits business and continued double digit growth in the emerging markets, despite weakness in some markets. Price increases in each region, positive mix in North America and Latin America and the rigour we have in managing our cost of production and controlling our overheads drove significant expansion in operating margin.

The effectiveness of our marketing campaigns remains a competitive advantage for us and this year we have seen these campaigns extend the leadership of our brands in many markets during the year. This has been a key driver of our performance in scotch, our biggest and most profitable category, especially for Johnnie Walker which is now a 20 million case brand. Innovation is driving growth in every region, with our biggest launches in US spirits where we continue to lead the innovation agenda in the industry. Elsewhere, the investments we have made to enhance our routes to market in Africa, Latin America and Eastern Europe have driven strong growth.

The breadth of our good performance is reflected in the strength of the cash flow, in our double digit eps growth and a recommended 9% increase in the final dividend. This year we have again made a strong business stronger and we remain on track to deliver our medium term guidance.”

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Key financials:

				Organic	Reported
		2013	2012	growth %	growth %

Volume	EUm	165.0	156.5	1	5
Net sales	£million	11,433	10,762	5	6
Marketing spend	£million	1,787	1,691	5	6
Operating profit before exceptional items	£million	3,530	3,198	8	10
Operating profit	£million	3,431	3,158		9
Profit attributable to parent company’s
equity shareholders	£million	2,485	1,942		28
Free cash flow	£million	1,460	1,647
Basic eps	pence	99.3	77.8		28
eps pre-exceptional items	pence	104.4	94.2		11
Recommended full year dividend	pence	47.40	43.50		9

Operating profit before exceptional items includes attributable transaction and integration costs of £8 million (2012 – £61 million) in respect of business acquisitions.

Income from associates of £199 million (2012 – £213 million) includes a deferred tax asset write-off of £23 million (2012 – £nil) in respect of DHN Drinks in South Africa.

The tax rate before exceptional items for the year ended 30 June 2013 remained unchanged at 17.7% compared with the year ended 30 June 2012. The reported tax rate, which includes tax on exceptional items, was 16.9% for the year ended 30 June 2013 compared with 33.3% for the year ended 30 June 2012. In the year ended 30 June 2012 tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profits and intangible assets and a write off of deferred tax assets of £524 million.

Organic growth by region:

	Volume %	Net sales %	Marketing spend %	Operating profit %
North America	1	5	10	9
Western Europe	(3)	(4)	(6)	(7)
Africa, Eastern Europe and Turkey	4	10	16	10
Latin America and Caribbean	4	15	11	26
Asia Pacific	(1)	3	(1)	6

The organic growth calculation does not include brands which were disposed of in the year ending 30 June 2013, primarily Nuvo, and Jose Cuervo as a result of the termination of the distribution agreement.

Exchange rate movement

£million
Net sales	(60)
Operating profit before exceptional items	(4)

Exchange rate movement for net sales and operating profit before exceptional items are the translation of prior year reported results at current year exchange rates.

Using current exchange rates (£1 = $1.54 : £1 = €1.16) exchange rate movements for the year ending 30 June 2014 are expected to adversely impact operating profit by £55 million and increase net finance charges by £5 million. This guidance excludes the impact of IAS 21 and 39.

Update on strategic transactions

On 4 July 2013 Diageo announced the completion of the United Spirits Limited (USL) share purchase agreement with United Breweries (Holdings) Limited and the acquisition of a further 14.98% stake in USL for a total consideration of INR 31 billion (£344 million). This follows Diageo’s subscription for the preferential allotment of 10% of the post issue share capital of USL and the acquisition of 58,668 additional shares through the mandatory tender offer. Diageo is now the major shareholder in USL with a shareholding of 25.02%. The total purchase consideration was INR 52 billion (£594 million).

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On 11 December 2012 Diageo announced that discussions between Diageo and JB y Compania S.A. de C.V. and Lanceros S.A. de C.V. in respect of the future of the Jose Cuervo brand had ended. The contract for the distribution of Jose Cuervo in North America and many other markets between Diageo and Jose Cuervo expired on 30 June 2013. In the year ended 30 June 2013 Diageo reported net sales of £308 million and operating profit of £76 million from Jose Cuervo.

Definitions

Unless otherwise stated in this announcement:

•	volume is in millions of equivalent units (EUm)
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	commentary refers to organic movements
•	share refers to value share

See page 34 for additional information for shareholders and an explanation of non-GAAP measures.

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BUSINESS REVIEW

For the year ended 30 June 2013

North America

Larry Schwartz, President, Diageo North America, commenting on the year ended 30 June 2013, said:

“Diageo’s organic performance in North America, with volume up 1% and net sales up 5%, has been driven by our strength in US spirits which continues to benefit from positive demographics and the consumers’ wish to premiumise. Great innovation, impactful marketing campaigns, and our superior route to market have resulted in 3% volume growth and 8% net sales growth in US spirits. We have taken price increases across our brands, especially on our premium and super premium brands. The strong performance of Crown Royal, Johnnie Walker, Buchanan’s, and Bulleit Bourbon, and double digit growth of our reserve brands, were the key contributors to mix. We have sustained our successful innovation pipeline and again we have 5 of the top 10 new launches in the United States, with Crown Royal Maple the number one US innovation this year. We have increased marketing spend 11% on our US spirits brands and we now have on air campaigns for all our core brands. DGUSA, in contrast, had a difficult year with increased competition from new entrants in flavoured beer. Wine has had a good year, benefiting from innovation and price increases. Canada has delivered good growth through price increases, innovation, and marketing investment in Tanqueray, Crown Royal, and Baileys. Strong price/mix across North America enhanced our gross margin and with our continued focus on overheads we were able to increase marketing investment while still delivering 120bpts of operating margin improvement.”

Key financials £m:

	2012	FX	Acquisitions and disposals*	Organic movement	2013	Reported movement %
Net sales	3,556	22	(24)	179	3,733	5
Marketing spend	547	6	(18)	50	585	7
Operating profit before exceptional items	1,360	14	(3)	113	1,484	9
Exceptional items	(11)				-
Operating profit	1,349				1,484	10

*	Diageo reported net sales of £267 million (2012 – £266 million) from Jose Cuervo in North America. Acquisitions and disposals are in respect of the year on year movement for Jose Cuervo, as a result of the termination of the distribution agreement, and for disposals made in the years ended 30 June 2013 and 30 June 2012. The variance is primarily driven by the sales decline of Nuvo.

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
North America	1	5	5	Johnnie Walker	5	12	13
				Crown Royal	14	17	17
US Spirits	3	8	7	Buchanan’s	13	19	19
DGUSA	(7)	(6)	(6)	Smirnoff	2	5	6
Diageo Chateau &				Ketel One vodka	5	8	8
Estate Wines	1	3	4	Cîroc	1	4	5
Canada	-	8	7	Captain Morgan	-	4	4
				Baileys	4	7	8
Spirits**	2	8	8	Tanqueray	7	11	12
Beer	(2)	(1)	(3)	Guinness	(2)	(1)	-
Wine	1	4	4
Ready to drink	(10)	(10)	(11)

*	Organic equals reported movement for volume except for Canada (1)%, beer (3)% ready to drink (12)%, and wine 0%, reflecting the disposals in North American wine and other disposals and the termination of the Jose Cuervo distribution agreement.
**	Spirits brands excluding ready to drink.

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•	US spirits net sales grew 8% driven by a strong performance in North American whiskey, scotch, and vodka. Crown Royal and Bulleit Bourbon contributed more than 45% of the net sales growth following successful innovations such as Crown Royal Maple Finished and Bulleit 10 year old which were launched this year. Smirnoff delivered a strong performance and grew net sales 6% with the expansion of the confectionery line and the launch of Smirnoff Kissed Caramel, Iced Cake and Root Beer Float. Johnnie Walker increased net sales 14% driven by the strong performance of both Johnnie Walker Black Label and Blue Label. 5ppts of positive price/mix arose from price increases put through across categories and positive mix from premiumisation as net sales of the reserve brands grew 9%. Net sales growth in the fourth quarter benefited from the shipment of a new Cîroc flavour which was launched in July.
•	Canada’s net sales growth of 8% was driven by price increases across categories, successful innovation launches in whiskey, rum, and liqueurs, and the impact of increased marketing investment behind Johnnie Walker, Crown Royal and Baileys as well as bulk whiskey sales.
•	Net sales in beer declined 1%. Guinness lost share in the United States as we lapped the introduction of Guinness Black Lager and Red Stripe was affected by supply disruptions.
•	Ready to drink net sales declined 10% as Smirnoff Ice faced increased competition from established beer brands.
•	Marketing investment was up 10% driven by an increased investment behind strategic brands. Increased spend of 24% on Johnnie Walker was focused on the ‘My Label is Black’ campaign which was designed to celebrate the Hispanic community. Successful campaigns included the ‘Reign On’ campaign for Crown Royal, the continuation of the ‘Master of the Mix’ programme, featuring a DJ competition on cable TV, sponsored by Smirnoff, and the ‘Luck Be a Lady’ campaign for Cîroc featuring Sean Combs. Increased investment behind Bulleit Bourbon was focused on raising consumer awareness of the brand.
•	Price increases implemented across the portfolio and positive mix from the double digit net sales growth of our super and ultra premium brands drove 120bpts of organic operating margin improvement.

Western Europe

John Kennedy, President, Diageo Western Europe, commenting on the year ended 30 June 2013, said:

“Western Europe continued to be a challenging trading environment. Our Southern European markets and Ireland faced another very tough year and net sales declined 11%. Trading in Great Britain was resilient as double digit growth in reserve brands coupled with growth from innovation and improved performance from Smirnoff offset a 9% decline in ready to drink and a 3% decline in Guinness. Benelux, and Germany and Austria grew net sales double digit mainly driven by the strong performance of our scotch and rum brands. Marketing investment, while lower overall, was focused on the biggest opportunities, primarily on our strategic brands, Captain Morgan and Tanqueray as well as on Guinness which made share gains in the last quarter in Great Britain and Ireland. We increased marketing investment on Cîroc, Ketel One vodka, Zacapa, and Johnnie Walker and consequently reserve brands continued to be an area of significant growth, up double digits. Overall we are addressing the challenges we see in Southern Europe and Ireland and we are capturing growth in the stronger markets of Western Europe.”

Key financials £m:

	2012	FX	Acquisitions and disposals	Organic movement	2013	Reported movement %
Net sales	2,345	(36)	1	(90)	2,220	(5)
Marketing spend	355	(8)	1	(20)	328	(8)
Operating profit before exceptional items	717	(12)	(1)	(48)	656	(9)
Exceptional items	43				(31)
Operating profit	760				625	(18)

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Key market and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
Western Europe	(3)	(4)	(5)	Johnnie Walker	(2)	(1)	(3)
				JεB	(18)	(24)	(26)
Spirits**	(2)	(3)	(4)	Smirnoff	2	(1)	(2)
Beer	(6)	(5)	(7)	Captain Morgan	17	15	13
Wine	(13)	(7)	(7)	Baileys	(4)	(6)	(7)
Ready to drink	(13)	(8)	(9)	Guinness	(5)	(3)	(4)

*	Organic equals reported movement for volume except for spirits (1)% and ready to drink (14)%.
**	Spirits brands excluding ready to drink.

•	In the stronger economies of Germany, Austria, and Benelux double digit net sales growth was delivered. Germany and Austria maintained strong momentum on the back of increased marketing investment and expansion of the sales force in the off trade. Captain Morgan and Smirnoff both grew volume and share while net sales of Mey İçki’s brands in Germany, the largest export market for raki, grew following increased marketing.
~~•~~	In Great Britain, innovation and growth of reserve brands offset the impact of a weaker beer market. Innovations included Pimm’s Blackberry & Elderflower and a further range extension of pre-mix cans. Growth in reserve was driven by the introduction of Cîroc. Guinness net sales declined 3%, however in the last quarter Guinness gained share as a result of increased marketing investment.
~~•~~	In Ireland, the beer market contracted across all channels due to the weak economy, and Guinness declined 5%. However, as a result of increased investment, the brand has gained share in the last quarter.
~~•~~	Net sales in France declined 8% in a weak trading environment and JεB lost share as promotional activity by competitors increased.
•	Iberia, Greece and Italy now represent 3% of Diageo’s net sales after a number of years of tough trading. In these Southern European markets, volume declined 13% and net sales declined 15% as deeper austerity measures affected overall consumption and sales mix. JεB and Baileys were impacted the most, declining 30% and 18%, respectively.
~~•~~	Captain Morgan was the best performing brand in Western Europe with 15% net sales growth primarily in Great Britain and Germany driven by higher marketing investment. Reserve continues to show significant growth across Western Europe, with strong growth from the Malts portfolio, while Tanqueray performed well in Great Britain, Benelux, and Germany and gained share in the key gin market of Spain.
~~•~~	In Western Europe, innovation plays an increasingly important role. Innovation is focused on both sustaining prior year launches, such as Captain Morgan in Germany, and The Singleton in Northern Europe, and on ensuring successful new launches in this year, such as Pimm’s Limited Editions, Johnnie Walker Gold Label Reserve, and Johnnie Walker Platinum Label.
•	Net sales in Diageo Wines Europe declined 10% in the financial year, mainly due to the lapping of very strong En Primeur sales in the previous year, and the decision to exit from some low value wines.

Africa, Eastern Europe and Turkey

Nick Blazquez, President, Diageo Africa, Eastern Europe and Turkey commenting on the year ended 30 June 2013, said:

“This year we are reporting Africa, Eastern Europe, and Turkey as a newly formed region, which is now Diageo’s second largest and is the biggest contributor to net sales growth. Net sales grew 10% from strong performance of spirits and a robust performance of beer in Africa, where we grew net sales despite volume declines. Our important spirits markets grew strongly driven by Johnnie Walker in scotch and Smirnoff in vodka. Growing scotch is our priority in spirits and I am pleased to see our strong share gains across the majority of our markets as we scaled up our marketing campaigns. In Eastern Europe and Turkey our focus is primarily on spirits, and Africa remains the key opportunity for growing our outstanding beer business, and expanding spirits. In Africa, while the economic and political situations vary and have impacted beer volume in certain markets, we are investing in beer capacity and building routes to market to fuel long term growth. We have continued to invest in supply and production capacity in Nigeria, Kenya, Ghana, Cameroon, and the expansion of the Meta Abo brewery in Ethiopia. We are also committed to our community and environmental responsibilities, driving down energy consumption, using local raw materials for beer production, and utilising returnable packaging. Our marketing investment grew 16% to support growth of well established brands and bring new brands and variants to emerging middle class consumers. We have introduced innovation at scale delivering new packaging and fantastic products such as Ruut Extra in Ghana, which is Diageo’s first beer brewed using cassava, Jebel grain spirit in Kenya, and Shark Tooth rum in Russia. I am pleased with the progress we continue to make in building our brands and our organisation, and with these good results.”

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Key financials £m:

	2012	FX	Acquisitions and disposals	Organic movement	2013	Reported movement %
Net sales	2,051	(28)	59	198	2,280	11
Marketing spend	232	(6)	3	36	265	14
Operating profit before exceptional items	575	(12)	31	60	654	14
Exceptional items	(7)				(5)
Operating profit	568				649	14

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
Africa, Eastern Europe				Johnnie Walker	22	22	19
and Turkey	4	10	11	JεB	5	4	-
				Smirnoff	8	19	11
Africa	3	9	8	Captain Morgan	17	19	12
Nigeria	(1)	5	6	Baileys	13	13	11
East Africa	3	10	13	Guinness	(2)	2	1
Africa Regional Markets	(1)	9	7
South Africa	14	17	5
Russia and Eastern Europe	14	16	14
Turkey	(4)	8	22

Spirits**	8	13	14
Beer	(1)	5	6
Ready to drink	27	32	28

*	Organic equals reported movement for volume except for: Africa, Eastern Europe and Turkey 7%, Africa 5%, Africa Regional Markets 5%, Turkey 9%, spirits 11%, beer 1%, reflecting the acquisition of Meta Abo and Mey İçki.
**	Spirits brands excluding ready to drink.

•	Africa, Eastern Europe and Turkey delivered 10% net sales growth, with spirits net sales up 13% and beer net sales up 5% and therefore spirits have driven 59% of the region’s net sales growth. Volume in the region was up 4% despite a challenging Africa beer market. Ready to drink net sales grew 32%, driven by Africa.
•	Nigeria proved to be a challenging market as consumer confidence was negatively impacted by low government spending and the beer market continued to decline. Volume decreased 1%, however, net sales grew 5% as a result of 52% net sales growth in spirits and price/mix in beer. Beer volume decreased 4%, largely due to Harp and Guinness, however Diageo’s beer business delivered net sales growth of 1% as the beer route to market was reinforced through investment in Guinness’ distribution network, and an increased sales force. Malta Guinness delivered 15% net sales growth following the introduction of Malta Guinness Low Sugar last year, price increases, and marketing investment. In spirits, Johnnie Walker net sales grew 63% and Baileys net sales were up 30%, as a result of increased distribution and marketing investment. Johnnie Walker spend was focused behind outdoor advertising, the ‘Keep Walking’ campaign, and event sponsorship, while Baileys increased visibility and promotions, coupled with a new bottle launch. Snapp, an apple flavoured ready to drink, targeting the female audience, performed well, benefitting from marketing support, strong distribution and launch events.
•	East Africa delivered 10% net sales growth from 3% volume growth. Beer net sales increased by 9%, driven by beer brands in Kenya. Guinness delivered 19% net sales driven by the ‘Made of More’ advertising campaign, and the Guinness Football Challenge promotion and grew margin as a result of price increases. Tusker net sales were up 13% largely because of favourable price/mix, and volume also grew due to strong marketing support through soccer sponsorships and the ‘It’s Our Time’ campaign. Senator beer net sales grew 9% driven by growth of Senator Keg in Kenya, and the introduction of Senator in Tanzania. There was some weakness in local spirits, however, international spirits performed particularly well with Johnnie Walker and Smirnoff delivering 22% and 24% incremental net sales respectively. Johnnie Walker’s performance was delivered through a mix of growth drivers, including building bar staff capability in premium spirits, educational whisky events for consumers, and on trade activations to promote smaller-sized bottles. Key drivers of Smirnoff growth were price increase and geographic mix. Ready to drink net sales were up 48% as Smirnoff Ice and Snapp continued to grow.

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•	In Africa Regional Markets spirits growth was driven by Johnnie Walker which delivered double digit increases in net sales across all key markets. Beer net sales were driven by price increases in Ghana, Cameroon, and Seychelles. In Ghana, beer benefited from the government’s tax concessions on products containing a majority of local raw materials. This helped to offset supply constraints, such as water shortages and increased energy costs. In Cameroon, growing competition from lagers and beer price increases impacted volume. Strong performance of Meta in Ethiopia contributed to total beer net sales growth. Marketing investment was focused behind Johnnie Walker in spirits as well as Ruut Extra in Ghana, Malta Guinness in Cameroon, and Meta beer.
•	South Africa delivered a strong performance in spirits driving net sales growth of 17%. Scotch was the largest contributor following national roll out of VAT 69 and JεB promotion campaigns. The expansion of the Johnnie Walker Red Label ‘Step Up’ campaign and the launch of the ‘Keep Walking’ campaign targeted at emerging middle class consumers drove premiumisation. As a result, Johnnie Walker net sales grew 31% and share increased. In vodka, Smirnoff maintained last year’s performance trajectory and grew net sales 19%. As pricing and value are key to growth of spirits against local beer and brandy, 500ml PET packaging was launched, following the successful introduction of the 200ml PET pack last year. Smirnoff introduced new flavours, Smirnoff Iced Cake and Smirnoff Kissed Caramel.
•	Russia and Eastern Europe delivered 16% net sales growth. Scotch contributed over half of this growth. Johnnie Walker maintained its leadership, posting its biggest share gains in Poland, Bulgaria, and Ukraine. In the standard segment, Bell’s and Black&White drove volume growth recruiting emerging middle class consumers into the whisky category. Increased marketing investment was focused behind the strategic brands and innovation, which is one of the key growth drivers in the market. Captain Morgan performed strongly with net sales growth of over 30%, as did Bushmills.
•	Turkey net sales were up 8% while volume declined 4% driven by raki category, which was impacted by excise duty increases. Yeni Raki, which remains the most recognised raki brand in Turkey, grew net sales 7% as a result of price increases and better mix. Johnnie Walker and Smirnoff grew net sales double digit and gained share. Johnnie Walker Double Black, Johnnie Walker Gold Label Reserve, Smirnoff Gold, and Cîroc were introduced to widen the range of international brands. Captain Morgan Spiced Gold was introduced to meet the opportunity in cocktail consumption occasions. Marketing investment grew 12% and supported new brand introductions, as well as Johnnie Walker and Smirnoff.
•	Marketing investment in the region was up 16%, mainly driven by significant increases on spirits brands, which were up 25% in Africa, 25% in Russia and Eastern Europe, and 12% in Turkey. In Africa marketing investment in beer grew 8%.

Latin America and Caribbean

Randy Millian, President, Diageo Latin America and Caribbean, commenting on the year ended 30 June 2013, said:

“Our Latin America and Caribbean business has delivered another strong set of results. Net sales grew 15%, driven by volume, price and mix improvement. Strong double digit growth in Venezuela, Mexico, and West LAC offset a slowdown in Brazil, mostly due to destocking in the wholesale channel driven by a stricter enforcement of tax collections. Scotch remains the growth engine of the region contributing 81% of overall net sales growth. We have expanded our reach to emerging middle class consumers by investing strongly in Johnnie Walker Red Label, Black&White and White Horse. As we drive our premiumisation strategy, we have focused our marketing on super and ultra premium brands. Our reserve brands grew net sales double digit, with particularly strong performance of Johnnie Walker Gold Label Reserve, Buchanan’s Special Reserve, and Cîroc. At the same time we have continued to invest in our route to market, particularly in Brazil and Mexico, and increased our focus on innovation which this year accounted for more than a tenth of the net sales in the region. Strong price/mix enabled us to increase marketing investment and still grow operating profit 26% with 300bpts of margin expansion. Overall, despite some headwinds in Brazil and volatility in Venezuela, these are long term, high-growth markets with favourable population demographics and we are well positioned to capture these opportunities and consolidate our leadership position in the region.”

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Key financials £m:

	2012	FX	Acquisitions and disposals	Organic movement	2013	Reported movement %
Net sales	1,239	(26)	62	182	1,457	18
Marketing spend	208	(5)	8	22	233	12
Operating profit before exceptional items	369	(4)	9	97	471	28
Exceptional items	(2)				-
Operating profit	367				471	28

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
Latin America and				Johnnie Walker	6	11	9
Caribbean	4	15	18	Buchanan’s	10	26	27
				Smirnoff	(3)	3	(6)
PUB	1	1	10	Baileys	(8)	(1)	(1)
Andean	7	39	41
Mexico	14	18	21
West LAC	2	12	10

Spirits**	4	17	21
Beer	1	5	2
Wine	(5)	4	(5)
Ready to drink	(6)	-	(4)

*	Organic equals reported movement for volume except for: Latin America and Caribbean 35%, PUB 95%, spirits 39% reflecting the acquisition of Ypióca; Andean 9%, beer 4%, and ready to drink 0% reflecting restatements in the year.
**	Spirits brands excluding ready to drink.

•	Performance in Paraguay, Uruguay and Brazil (PUB) has been impacted by a slowdown in beverage alcohol in Brazil and declines in duty free in Paraguay and Uruguay. In Brazil, the government has made changes which have long term social benefits, including the elimination of some tax incentives and increased enforcement of inter-state taxes which led to destocking in the wholesale channel, stricter enforcement of drink driving laws, and the closure of outlets due to the introduction of nightclub safety guidelines which impacted the on trade. In addition, Diageo has begun to implement a dedicated distributor model which will reduce stock levels held by the distributors. The realignment of distributors will continue into the next financial year which will also negatively impact sales. The distributor realignment led to improved distribution with an increase in the size of the sales teams now focused on Diageo’s brands. As a result, Diageo’s scotch brands outperformed the category gaining 3.5ppts of share. In standard scotch, White Horse performed strongly and in the premium segment, Old Parr grew over 20%. In vodka, Diageo lost share to local competitors, however Smirnoff remains the category leader in Brazil.
•	Performance in the Andean market was driven primarily by Venezuela where net sales increased 54% despite the political and economic instability which impacted the availability of local brands, due to production delays, and the restricted availability of imported products. Scotch delivered 75% of Venezuela’s growth mainly in the premium segment while double digit net sales growth in rum, vodka, and gin also contributed. Three brands, Old Parr, Buchanan’s and Cacique delivered over two thirds of the net sales increase, growing 55%, 60%, and 49%, respectively. Gordon’s Flavours, the first locally-produced gin flavour, performed well. The price of imported brands increased by 80% to reflect the devaluation and high inflation. Local products increased 20%. Despite these price increases, Diageo maintained its leading position in Venezuela, with a 57% share in scotch, 50% in rum and 26% in imported vodka.
•	Diageo again delivered a strong performance in Mexico with volume up 14% and net sales up 18%. Diageo’s strategy in Mexico is to grow the scotch category where Diageo is the clear leader, drive premiumisation, and widen the reach to middle class consumers by expanding the portfolio through innovation and through increasing use of on trade platforms and customer partnerships. Diageo’s scotch brands grew 18% as Johnnie Walker Red Label grew share in standard scotch and Johnnie Walker Black Label gained share in premium scotch following the successful ‘Keep Walking Mexico’ campaign. Innovations were a key contributor to the strong performance. Buchanan’s Master was focused on enhancing leadership in premium scotch. Captain Morgan expanded the reach to middle class consumers and Zacapa built Diageo’s position in rum. Implementation of an in-store execution programme has increased share of shelf and display, and the launch of a successful strategic partnership programme with key wholesalers improved sales capabilities and contributed to the strong growth.

9

•	West LAC is Diageo’s biggest market in the region and growth was driven by the strong performance of scotch with a 17% net sales increase. Premium scotch, particularly Old Parr and Johnnie Walker Black Label, led the trend with 35% and 25% increases in net sales, respectively. The new ‘Morning Keep Walking’ campaign was launched with strong television communications throughout the region. Additionally, the House of Walker Mentor programme was introduced and together with scotch festival activations drove the Johnnie Walker brand performance. In Argentina, government restriction on imports resulted in low single digit top line growth during the year.

Asia Pacific

Gilbert Ghostine, President, Diageo Asia Pacific, commenting on the year ended 30 June 2013, said:

“Asia Pacific grew net sales 3% having faced a difficult trading environment in Korea and the duty free channel. In Korea, the traditional on trade channel has declined. We have delivered a strong performance from Smirnoff and Guinness however these newer categories are not yet large enough to offset a 23% decline in Windsor and therefore net sales in Korea were down 17%. Our travel retail business slowed due to softness in spend by Chinese travellers and destocking which will improve performance in the new fiscal year. In the emerging markets of Asia, which now account for over 60% of net sales in the region, net sales were up 8%. In South East Asia we continued to perform strongly with Johnnie Walker up 17% and double digit growth of Guinness. In China, despite weakness in the beverage alcohol sector in the second half, we delivered 7% net sales growth with a very strong performance from our super and ultra premium scotch brands which grew net sales 59% and gained 5ppts of share. In Taiwan, Japan, Australia and the Middle East we delivered good growth mainly driven by the performance of our scotch brands. Scotch is the biggest category in the region and the performance of our scotch brands across the region accounted for more than 50% of our top line growth. We have invested strongly behind our reserve brands which grew 17% and in December 2012 a new Johnnie Walker house opened in Beijing, which at four times larger than the Shanghai house is the world’s largest embassy for luxury scotch. We also expanded our regional footprint in the year with further investment in Indonesia, Sri Lanka and Nepal. The weakness in Korea and Asia duty free did have a negative impact on operating margin, however this was more than offset by the strong improvement in margin we achieved in the emerging markets as we leveraged both marketing and overheads, and in total operating margin for the region improved by 60bpts.”

Key financials £m:

	2012	FX	Acquisitions and disposals	Organic movement	2013	Reported movement %
Net sales	1,501	4	116	46	1,667	11
Marketing spend	343	5	27	(5)	370	8
Operating profit before exceptional items	342	11	40	21	414	21
Exceptional items	(10)				(1)
Operating profit	332				413	24

10

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
Asia Pacific	(1)	3	11	Johnnie Walker	4	8	8
				Windsor	(20)	(21)	(19)
South East Asia	5	14	13	Smirnoff	(8)	4	3
Greater China	1	8	75	Baileys	3	8	9
India	(5)	(2)	(7)	Guinness	7	10	8
Global Travel Asia
& Middle East	(1)	(2)	(2)

Australia hub	(4)	3	4
North Asia	(9)	(11)	(11)

Spirits**	(1)	3	14
Beer	3	9	7
Ready to drink	(4)	2	2

*	Organic equals reported movement for volume except for Asia Pacific 2%, Greater China 30% and spirits 1% due to the Shuijingfang acquisition and Australia (3)% due to the termination of the distribution contract for Jose Cuervo.
**	Spirits brands excluding ready to drink.

•	South East Asia continued to deliver strong double digit net sales growth with 5% volume growth and 9ppts of positive price/mix. Johnnie Walker delivered a strong performance across all markets contributing more than 60% of the top line growth. Performance was particularly strong in Thailand from both Johnnie Walker Red Label and Johnnie Walker Black Label and grew net sales 17%, gaining a further 1ppt of share. Guinness grew volume 8% and net sales 13%. Growth was particularly strong in Indonesia with 19% net sales growth on the back of successful marketing activities such as ‘Guinness Live Music’, where consumers were offered the opportunity to vote for the best local band to represent Indonesia in the global Guinness Arthur’s Day celebration in Dublin.
•	Greater China delivered a solid performance, with volume up 1% and net sales up 8% despite a difficult trading environment, and continued share gains across all markets. Diageo’s China hub, which includes China, Hong Kong and Macau, grew net sales 7% with 8ppts of positive price/mix largely due to a successful premiumisation strategy. Despite a slowdown in China in the second half, as a result of the anti-extravagance campaign launched by the government in China, net sales in the super and ultra premium segments grew 44% driven by Johnnie Walker and Windsor and share increased by 5ppts in China. Baileys net sales grew 30% and the ‘Baileys Sisterhood’ campaign was launched in Shanghai, leveraging an existing local ‘Sisterhood Day’ festival to create an off peak gifting occasion. In Taiwan net sales grew 10% with 5ppts of positive price/mix. The strong momentum of The Singleton continued and with 37% net sales increase was the fastest growing single malt brand in the category, gaining 2ppts of share. In the super premium segment Johnnie Walker Premier grew net sales 17% while Johnnie Walker XR 21 drove the 41% net sales growth in ultra premium.
•	India’s net sales declined 2% and volume 5% as stock in trade was reduced in the first quarter. Diageo’s scotch brands grew net sales 3% helped by an increased investment behind VAT 69 and Black&White which delivered strong net sales and volume growth and led to a 4ppts increase in the total Diageo scotch share. In a declining vodka category, Smirnoff gained 0.5ppts of share and grew net sales 1% with a volume decline of 6%. The high stock in trade in the first quarter was the main driver for the 5% decline of Johnnie Walker’s net sales. Despite these uncertainties depletions growth for Johnnie Walker Black Label and Johnnie Walker Red Label was robust in the second half of the year.
•	Global Travel Asia & Middle East net sales declined 2%, mainly driven by the Asia duty free business where net sales declined 15% with destocking among key customers. Political tension between North and South Korea negatively impacted passenger trends in South Korea, the largest Johnnie Walker Blue Label market in travel retail and contributed to net sales declining 14% for the variant. A strong performance from Cîroc and Ketel One vodka was unable to offset a decline in Smirnoff which resulted in a decline of the vodka category of 1%. Austerity measures implemented by the Chinese government led to a 33% net sales decline of Shui Jing Fang in duty free. Middle East grew net sales 10%. The scotch category delivered 15% net sales growth as Johnnie Walker Black Label and the expanded distribution of Johnnie Walker Double Black helped to deliver a combined net sales growth of 18% in the important premium segment. Successful launches of Johnnie Walker XR 21, John Walker & Sons Odyssey and the Johnnie Walker Explorers’ Club Collection contributed to strengthen Diageo position in the ultra premium segment which grew net sales 28%.

11

•	Australia grew net sales 3% despite a volume decline of 4% mainly due to price increases across the core brands and a focus on premiumisation. The ultra premium segment grew 22% overall with Cîroc and Ketel One vodka growing net sales 91% and 22%, respectively. Net sales growth of 8% was delivered in scotch, mainly driven by Dimple and Johnnie Walker Blue Label. Despite a volume decrease of 12% Smirnoff grew net sales 7% on the back of price increases. Increased marketing investment behind Gordon’s and Tanqueray delivered solid growth in the gin category contributing 22% to the overall growth. Innovation launches of Bundaberg Select VAT and Master Distillers’ Collection continued to play a key role in premiumising the Bundaberg brand and contributing to 1% net sales growth. Within the rum category Captain Morgan delivered excellent results growing net sales 85% by capitalising on the increasing popularity of spiced rums. Ready to drink volume and net sales decreased 7% and 1% respectively due to price increases taken during the year. The higher duty compared to beer and cider continued to hinder the category and the launch of new variants with lower ABV helped to soften the decline. Diageo Australia remains the category leader in scotch gaining a further 1.9ppts share during the year.
•	North Asia performance was impacted by the contraction of the traditional on trade channel in Korea resulting in an overall 11% net sales decline. While performance improved in the second half, net sales in Korea decreased 17% with Windsor losing 3ppts of share due to price increases that were not immediately followed in the market. JεB, Guinness and Smirnoff grew net sales 30%. Japan grew net sales 5% boosted by Johnnie Walker, which grew 34% helped by the introduction of new variants such as Johnnie Walker Platinum Label, Johnnie Walker Gold Label Reserve, and Smirnoff Ice, which grew net sales 30% and led the strong performance of the growing category of ready to drink.
•	Marketing investment in the region decreased 1% mostly driven by a reduction in spend in Korea. Marketing on reserve brands increased 35% to drive premiumisation and it now accounts for nearly 30% of the marketing investment in the region. In China marketing activities such as Johnnie Walker’s ‘Blue Label 360 Tiger’ aimed at highlighting brand rarity and the John Walker & Sons Odyssey launch on the Voyager yacht contributed to the net sales increase in the ultra premium segment. In the faster growing markets such as Southeast Asia, investment behind Johnnie Walker grew 18% led by successful experiential marketing campaigns such as Blacklist and REDrevolution in Thailand, which saw Johnnie Walker Red Label sponsor the biggest music event in the country.

Cost of sales

Cost of sales excluding exceptional items was £4,443 million in the year ended 30 June 2013 compared with £4,228 million in the year ended 30 June 2012. The 1% volume increase together with some favourable mix impact added £37 million to cost of sales. Acquisitions and disposals added £96 million, with Ypióca and Shuijingfang being the main contributors, and positive exchange movements reduced cost of sales by £23 million. As expected cost increases on materials, utilities and logistics amounted to around 4% of cost of sales. This was partially mitigated by cost reductions through packaging sourcing initiatives, asset rationalisation, procurement benefits and operational efficiencies arising from restructuring programmes implemented in recent years.

Corporate revenue and costs

Net sales were £76 million in the year ended 30 June 2013, up £6 million compared to last year. Net operating charges were £149 million in the year ended 30 June 2013 having been £165 million in the year ended 30 June 2012. The reduction comprised, a £10 million decrease in corporate costs, primarily due to a reduction in acquisition costs and a £6 million favourable exchange rate movements.

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CATEGORY REVIEW

For the year ended 30 June 2013

Key financials category performance:

	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%

Spirits**	2	7	9	Rum:	1	5	5
Beer	(2)	2	1	Captain Morgan	5	7	7
Wine	(9)	-	-
Ready to drink	(3)	-	(3)	Liqueurs:	(1)	2	-
Total	1	5	6	Baileys	-	2	1

Strategic brand performance**				Tequila:	9	13	7

Whisk(e)y:	5	10	9	Gin:	3	8	7
Johnnie Walker	7	10	10	Tanqueray	8	12	12
Crown Royal	14	17	17
JεB	(12)	(15)	(17)	Beer:	(2)	2	1
Buchanan’s	11	25	26	Guinness	(2)	1	-
Windsor	(20)	(21)	(19)
Bushmills	11	12	12

Vodka:	-	5	5
Smirnoff	1	4	3
Ketel One vodka	5	8	8
Cîroc	5	8	8

*	Organic equals reported movement for volume except for total 5%, spirits 7%, beer (1)%, wine (8)%, ready to drink (4)%, vodka 1%, tequila 6%, reflecting the Mey İçki, Meta Abo, Ypióca and Shuijingfang acquisitions and the Jose Cuervo and North American wine disposal.
**	Spirits brands excluding ready to drink.

Spirits represent 68% of Diageo’s net sales, and generated 97% of the total net sales growth in the year.

Whisk(e)y represents 36% of Diageo’s total net sales and was up 10%, contributing 68% of total net sales growth. Emerging markets contributed over half of total whiskey net sales. Scotch led whiskey growth, with net sales up 9% and volume up 4% driven by premium and super premium brands in faster growing markets.

•	Johnnie Walker is now a 20 million 9 litre case brand, growing over 1 million cases this year. The emerging markets accounted for 80% of the total net sales growth. In developed markets, Johnnie Walker grew net sales by 14% in the United States, while the economic challenges in Southern Europe continued to impact the brand’s commercial performance in Western Europe. From a variant perspective, the brand’s performance is driven by premium and super premium variants, namely Johnnie Walker Black Label, the roll out of Johnnie Walker Platinum Label and Johnnie Walker Gold Label Reserve. Innovation continues to be a key driver of growth. Johnnie Walker Double Black is now sold in over 100 markets. The launches of John Walker & Sons Odyssey and the Johnnie Walker Explorers’ Club Collection have received a strong positive response from customers and consumers. Johnnie Walker Red Label had strong momentum with 8% net sales growth, as Africa continued to deliver strong performance for the brand on the back of investment and expanded distribution.
•	Crown Royal net sales grew 17% driven by strong performance in its primary market, North America. Crown Royal Deluxe, Crown Royal Black, and Crown Royal Maple Finished, which was launched in the first half, all grew strongly. Increased marketing investment of 8% was directed to the new ‘Reign On’ consumer recruitment campaign, with significant media support across North America. In Canada, Crown Royal is growing share as it outpaces the Canadian whiskey category.
•	JεB net sales declined 15% due to JεB’s exposure to Southern Europe and the excise duty increases in France. JεB delivered 13% net sales growth in South Africa, the brand’s third biggest market, with a strong on trade promotional programme.
•	Buchanan’s again delivered very strong growth, with volume up 11% and net sales up 25% led by the Latin American markets. In North America it also delivered a strong performance, with volume up 13% targeting Latin American consumers. In Latin America and Caribbean Buchanan’s delivered 26% net sales growth; Venezuela and Mexico drove this performance through the new ‘Share Yourself’ campaign. Another growth driver was Buchanan´s Master, which became the second largest scotch in Venezuela and Mexico. Buchanan´s Special Reserve led the super premium segment in these key markets.

13

•	Windsor declined double digit both by volume and net sales due to the downturn in the traditional on trade channel in Korea. This was driven by a change in business entertainment activities, growing consumer concerns over health and wellbeing, and stronger local regulation of the whisky industry. Windsor has recovered share from the first half decline and remains the leading scotch whisky in Korea.
•	Bushmills grew volume 11% and net sales 12%. The brand grew in all regions with a particularly strong performance in Russia and Eastern Europe, growing 36%. The growth was driven by global and local ‘Bushmills Live’ marketing events and expanded distribution. Western Europe continues to deliver single digit growth in a tough economic environment.
•	Malts performed strongly, delivering 17% of net sales growth. Talisker and The Singleton grew net sales 30% and 36%, respectively with the launch of ‘Talisker Storm’ and marketing investment in the impactful ‘Singleton Sensorium’ campaign.

Vodka delivered net sales growth of 5% and constitutes 12% of total Diageo net sales. North America, Diageo’s largest vodka market, remained flat by volume with net sales up 5%. Category performance was again driven by super and ultra premium variants, with Cîroc and Ketel One vodka leading the growth.

•	Smirnoff net sales grew 4% building on last year’s strength. In North America, Smirnoff net sales were up 5%, driven by the United States, the largest Smirnoff market, which delivered 6% net sales growth. Strong innovation launches including Smirnoff Confectionery and Smirnoff Sorbet Light flavours added to the Smirnoff brand performance, which was sustained by marketing investment. In Western Europe, performance was mixed by market. In Great Britain, Smirnoff benefited from Smirnoff’s ‘World's Best Drinks’ programme. However, this was offset by destocking. Ireland remains tough due to the economic environment, and in Germany, Smirnoff gained share. In emerging markets, Smirnoff led the establishment of the vodka category with strong double digit net sales growth in South Africa, Kenya and Ghana. In Latin America and Caribbean, the brand was affected in Brazil by the economic slowdown, however, this was offset by strong performance in other Latin American countries. In Asia Pacific, the brand also performed well in new vodka markets, particularly in Korea, Thailand, Indonesia and Japan.
•	Ketel One vodka had another good year, growing both net sales and volume on the back of continued strong performance in North America driven by pricing. The brand delivered double digit growth outside the United States as distribution was expanded to over 70 markets across the world.
•	Cîroc sells over 2 million 9 litre cases. In the United States growth was driven by Cîroc’s base variant and the continued success of Cîroc Peach, the largest revenue generating innovation in the United States. Cîroc marketing investment increased double digit. Outside of the Unites States, Cîroc grew strongly especially in Western Europe, Brazil, and in Global Travel Retail.

Rum grew 5%, with strong performances from Captain Morgan and Zacapa, and constitutes 6% of total Diageo net sales.

•	Captain Morgan grew net sales 7% with sales volume reaching 10 million cases this year. The ‘To Life, Love and Loot’ campaign in the United States continued with new creative executions, featuring the legendary Captain Henry Morgan. The brand also grew strongly in its newer markets of Western Europe, Eastern Europe, and Mexico, where the proven ‘Keys to Adventure’ experiential events and ‘Captain Morgan Starts the Party’ campaign, have continued to be key growth drivers.
•	Zacapa delivered net sales growth in North America and Western Europe. In emerging markets, the brand grew net sales double digit, driving the super premium and the ultra premium segments of the rum category. Key growth drivers for the brand were sampling, PR and consumer experiences along with bartender programmes such as Diageo Reserve World Class.

Liqueurs, which represent 5% of Diageo net sales, grew 2% driven by growth in Baileys.

•	Baileys delivered 2% net sales growth. This was driven by a global re-launch, supported by the new ‘Cream with spirit’ campaign, and the new pack, and retail design. In the United States, which accounts for more than a quarter of the brand’s net sales, Baileys performed strongly with 9% net sales growth driven by the new advertising campaign and the launch of Baileys Hazelnut. In Western Europe Baileys declined 6%, driven by Great Britain, and Southern Europe; Germany and Austria, and Ireland performed well and grew net sales 10% and 9%, respectively. Baileys continues its growth trajectory in emerging markets, with double digit net sales growth in Russia, Africa and China.

Tequila, Don Julio, grew net sales 13% and volume 9%. In its primary market, North America, the brand maintained favourable price/mix and grew share. The performance was driven by increased investment in mentorship programmes, experiential sampling in the on trade, public relations, and above the line advertising. Outside North America, Don Julio continued to deliver strong double digit net sales growth, especially in Asia Pacific, and Africa, Eastern Europe and Turkey. In these markets, the brand was driven by experiential consumer events. In Canada, Western Europe, and Latin America, the key growth drivers were improved visibility, mentorship and sampling programmes in the on trade, as well as strong execution of Don Julio in Diageo Reserve World Class.

14

Gin grew net sales 8% and constitutes 3% of Diageo total net sales.

•	Tanqueray net sales increased 12%, with strong growth across all regions, driven by the performance in the United States and continued growth in Western Europe. In the Unites States, Tanqueray returned to growth as the advertising campaign ‘Tonight We Tanqueray’ was amplified. Increased marketing investment, combined with commercial focus and execution drove strong brand awareness and sales. An educational experience for bartenders was activated in 30 markets this financial year. Outside the United States ‘Tonight We Tanqueray’ campaign was rolled out supported by increased investment.
•	Gordon’s grew net sales 5% globally driven by growth in the emerging markets of Eastern Europe, Turkey, Latin America and Caribbean, and in South East Asia.

Beer represents 21% of Diageo net sales and delivered 2% net sales growth driven by emerging markets, which grew net sales 6%. Volume declined 2%, principally in Western Europe.

•	Guinness net sales increased 1% while volume declined 2%. Africa, the largest Guinness market by volume, delivered net sales growth of 2%, despite tough economic conditions in a number of African countries. In Western Europe, net sales were down 3% driven by the beer market decline and economic uncertainty. In Asia Pacific, Guinness delivered double digit growth, primarily in Indonesia, due to a combination of marketing, pricing, and strong commercial activations. Marketing investment was focused behind the ‘Made of More’ campaign in Western Europe and Africa, consumer participation programmes related to the Arthur’s Day celebration in Dublin, rugby and football communication platforms, and the official broadcast partnership with the English Premier League in Africa.

Wine net sales represent 4% of Diageo’s net sales and were flat following a decline of 7% of net sales in Western Europe and growth of 4% in North America.

Ready to drink represents 6% of Diageo net sales, and were flat. 10% net sales decline in North America was offset by strong net sales growth in Africa, which was driven by innovations: Smirnoff Black Ice in Cameroon, Smirnoff Double Black & Guarana in South Africa, and Snapp in Kenya and Nigeria.

15

FINANCIAL REVIEW

Summary consolidated income statement

	Year ended	Year ended
	30 June 2013	30 June 2012
	£ million	£ million

Sales	15,487	14,594
Excise duties	(4,054)	(3,832)
Net sales	11,433	10,762
Operating costs before exceptional items	(7,903)	(7,564)
Operating profit before exceptional items	3,530	3,198
Exceptional operating items	(99)	(40)
Operating profit	3,431	3,158
Sale of businesses	(83)	147
Net finance charges	(424)	(397)
Share of associates’ profits after tax	199	213
Profit before taxation	3,123	3,121
Taxation	(529)	(1,038)
Profit from continuing operations	2,594	2,083
Discontinued operations	-	(11)
Profit for the year	2,594	2,072

Attributable to:
Equity shareholders of the parent company	2,485	1,942
Non-controlling interests	109	130
	2,594	2,072

Sales and net sales

On a reported basis, sales increased by £893 million from £14,594 million in the year ended 30 June 2012 to £15,487 million in the year ended 30 June 2013 and net sales increased by £671 million from £10,762 million in the year ended 30 June 2012 to £11,433 million in the year ended 30 June 2013. Exchange rate movements decreased reported sales by £81 million and reported net sales by £60 million. Acquisitions increased reported sales by £317 million and reported net sales by £233 million and disposals decreased both reported sales and net sales by £19 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £339 million from £7,564 million in the year ended 30 June 2012 to £7,903 million in the year ended 30 June 2013 due to an increase in cost of sales of £215 million from £4,228 million to £4,443 million, an increase in marketing spend of £96 million from £1,691 million to £1,787 million, and an increase in other operating expenses before exceptional costs of £28 million, from £1,645 million to £1,673 million. Exchange rate movements benefited total operating costs before exceptional items by £56 million.

Exceptional operating items

Net exceptional operating charges of £99 million in the year ended 30 June 2013 comprised:

•	£25 million (2012 – £nil) for the Supply excellence restructuring programme,
•	a charge of £44 million (2012 – £27 million) for the restructuring of the group’s Global Supply operations in Ireland, Scotland and in the United States,
•	a gain of £20 million in respect of changes to future pension increases for the Diageo Guinness Ireland Group Pension Scheme (2012 – £115 million in respect of the group’s principal UK and Irish pension schemes), and
•	a brand impairment charge of £50 million (2012 – £59 million) in respect of the Cacique brand.

In the year ended 30 June 2012 exceptional operating items also included a charge of £69 million for the operating model review announced in 2011.

In March 2013, Diageo announced that its Global Supply and procurement operation will be refocused to enhance alignment between supply operations and Diageo’s markets. From 1 July 2013, responsibility for local operations was transferred to the markets and regional structures are being reduced. The Global Supply function will remain responsible for ensuring excellence across all supply operations. In addition, a number of initiatives have been launched to consolidate and streamline the supply operations to create greater operating efficiencies. Total exceptional operating charges in the three years ending 30 June 2015 in respect of the restructuring are estimated to be £100 million.

16

In the year ended 30 June 2013 total restructuring cash expenditure was £61 million (2012 – £158 million). An exceptional charge of approximately £85 million is expected to be incurred in the year ending 30 June 2014 in respect of the Supply excellence review and the restructuring of the group’s supply operations in Ireland, and cash expenditure is expected to be approximately £110 million.

Post employment plans

The deficit in respect of post employment plans before taxation decreased by £533 million from £1,085 million at 30 June 2012 to £552 million at 30 June 2013 primarily as a result of the one off cash contribution of £400 million into the Diageo UK Pension Scheme. In addition, an increase in the market value of plan assets was partially offset by a decrease in the discount rates used to calculate the liabilities of the Irish plans and an increase in the inflation assumptions in the United Kingdom. Cash contributions to the group’s UK and Irish post employment plans in the year ended 30 June 2013 were £531 million (2012 – £133 million) and are expected to be approximately £230 million for the year ending 30 June 2014.

Operating profit

Reported operating profit for the year ended 30 June 2013 increased by £273 million to £3,431 million from £3,158 million in the prior year. Before exceptional operating items, operating profit for the year ended 30 June 2013 increased by £332 million to £3,530 million from £3,198 million in the prior year. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the year ended 30 June 2013 by £4 million. Acquisitions increased reported operating profit by £98 million and disposals decreased reported operating profit by £3 million.

Exceptional non-operating items

In the year ended 30 June 2013 a loss of £83 million arose in respect of the Nuvo disposal. In the year ended 30 June 2012 the gain on sale of businesses of £147 million included a step up gain of £124 million on the revaluation of the group’s equity holdings in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Company Ltd.) and Sichuan Shuijingfang Co., Ltd (Shuijingfang) to fair value as the associates became subsidiaries during the year. In addition, exceptional non-operating items included a gain of £23 million on the sale of the group’s investment in Tanzania Breweries.

Net finance charges

Net finance charges amounted £424 million in the year ended 30 June 2013 (2012 – £397 million).

Net interest charge increased by £17 million from £382 million in the prior year to £399 million in the year ended 30 June 2013. The effective interest rate was 4.9% (2012 – 4.7%) in the year ended 30 June 2013 and average net borrowings decreased by £23 million compared to the prior year. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

Net other finance charges for the year ended 30 June 2013 were £25 million (2012 – £15 million). There was an increase of £12 million in finance charges in respect of post employment plans from an income of £7 million in the year ended 30 June 2012 to a charge of £5 million in the year ended 30 June 2013. Other finance charges also included £16 million (2012 – £17 million) in respect of the unwinding of discounts on liabilities and a hyperinflation adjustment of £4 million (2012 – £3 million) in respect of the group’s Venezuela operations.

Associates

The group’s share of associates’ profits after interest and tax was £199 million for the year ended 30 June 2013 compared to £213 million in the prior year. Diageo’s 34% equity interest in Moët Hennessy contributed £230 million (2012 – £205 million) to share of associates’ profits after interest and tax. The share of loss after tax of £31 million (2012 – £8 million profit) from other associates contains a deferred tax write off of £23 million (2012 – £nil).

Profit before taxation

Profit before taxation increased by £2 million from £3,121 million in the prior year to £3,123 million in the year ended 30 June 2013.

17

Taxation

The reported tax rate decreased from 33.3% in the year ended 30 June 2012 to 16.9% in the year ended 30 June 2013. During the year ended 30 June 2012 tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profit and intangible assets which reduced the ongoing tax rate but resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the year ended 30 June 2013 remained unchanged at 17.7% compared with the year ended 30 June 2012 and it is expected that it will remain at approximately 18%.

Discontinued operations

Discontinued operations in the year ended 30 June 2012 represented a charge after taxation of £11 million in respect of anticipated future payments to additional thalidomide claimants.

Exchange rate and other movements

Exchange rate movements are calculated by retranslating the prior year results as if they had been generated at the current year exchange rates. The difference is excluded from organic growth. The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2013 is set out in the table below.

Gains/(losses)
£ million
Operating profit before exceptional items
Translation impact	(7)
Transaction impact	3
Total exchange effect on operating profit before exceptional items	(4)
Interest and other finance charges
Net finance charges – translation impact	(3)
Impact of IAS 21 and IAS 39 on other finance charges	2
Associates – translation impact	(3)
Total effect on profit before exceptional items and taxation	(8)

	Year ended	Year ended
	30 June 2013	30 June 2012
Exchange rates
Translation £1 =	$1.57	$1.58
Transaction £1 =	$1.57	$1.57
Translation £1 =	€1.21	€1.18
Transaction £1 =	€1.18	€1.19

For the year ending 30 June 2014 foreign exchange movements are expected to adversely impact operating profit by £55 million and increase net finance charges by £5 million based on applying current exchange rates (£1 = $1.54 : £1 = €1.16). This guidance excludes the impact of IAS 21 and IAS 39.

Dividend

The directors recommend a final dividend of 29.30 pence per share, an increase of 9% from the year ended 30 June 2012. The full dividend will therefore be 47.40 pence per share, an increase of 9% from the year ended 30 June 2012. Subject to approval by shareholders, the final dividend will be paid on 3 October 2013 to shareholders on the register on 16 August 2013. Payment to US ADR holders will be made on 8 October 2013. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 11 September 2013.

18

Cash flow
	Year ended	Year ended
	30 June 2013	30 June 2012
	£ million	£ million

Cash generated from operations before exceptional costs	3,092	3,163
Exceptional operating costs paid	(61)	(158)
Cash generated from operations	3,031	3,005
Interest paid (net)	(427)	(391)
Taxation paid	(556)	(521)
Net capital expenditure	(604)	(445)
Movements in loans	16	(1)
Free cash flow	1,460	1,647

Free cash flow decreased by £187 million to £1,460 million in the year ended 30 June 2013. Cash generated from operations increased from £3,005 million to £3,031 million principally as a result of higher operating profit and increased dividends received from Moët Hennessy which was partially offset by a one off £400 million payment into the Diageo UK Pension Scheme. Higher interest payments were driven by the impact of the renegotiation of the terms of certain interest rate swaps in the prior year while higher tax payments are principally the result of increased profits. The increase in net capital expenditure represents the continued investments made to increase capacity and to improve efficiencies in operations in Africa, Ireland, Scotland and North America. See page 38 for the definition of free cash flow.

Balance sheet

At 30 June 2013 total equity was £8,107 million compared with £6,811 million at 30 June 2012. The increase was mainly due to the profit for the year of £2,594 million, partly offset by the dividend paid out of shareholders’ equity of £1,125 million.

Net borrowings were £8,403 million at 30 June 2013, an increase of £833 million from £7,570 million at 30 June 2012. The principal components of this increase were £1,125 million (2012 – £1,036 million) equity dividends paid, £644 million (2012 – £1,420 million) paid for the acquisition of businesses, primarily in respect of the initial 10.04% investment in United Spirits Limited and the acquisition of 100% of Ypióca, the acquisition of an additional 40% equity interest in SJF Holdco of £200 million and an adverse exchange rate movement of £116 million (2012 – £152 million favourable). This was partially offset by free cash flow of £1,460 million (2012 – £1,647 million).

Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels in order to enhance long term shareholder value. To achieve this, Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s ratings were to be negatively impacted by the financing of an acquisition, it would seek over time to return to such ratios that are consistent with an A band credit rating.

Economic profit

Economic profit increased by £128 million from £1,410 million in the year ended 30 June 2012 to £1,538 million in the year ended 30 June 2013. See page 39 for the calculation and definition of economic profit.

19

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 30 June 2013 £ million		Year ended 30 June 2012 £ million

Sales	2	15,487		14,594
Excise duties		(4,054)		(3,832)
Net sales	2	11,433		10,762
Cost of sales		(4,470)		(4,259)
Gross profit		6,963		6,503
Marketing		(1,787)		(1,691)
Other operating expenses		(1,745)		(1,654)
Operating profit	2	3,431		3,158
Sale of businesses	3	(83)		147
Net interest payable	4	(399)		(382)
Net other finance charges	4	(25)		(15)
Share of associates' profits after tax		199		213
Profit before taxation		3,123		3,121
Taxation	5	(529)		(1,038)
Profit from continuing operations		2,594		2,083
Discontinued operations		-		(11)
Profit for the year		2,594		2,072

Attributable to:
Equity shareholders of the parent company		2,485		1,942
Non-controlling interests		109		130
		2,594		2,072

Basic earnings per share
Continuing operations		99.3	p	78.2	p
Discontinued operations		-		(0.4	)p
		99.3	p	77.8	p

Diluted earnings per share
Continuing operations		98.7	p	77.8	p
Discontinued operations		-		(0.4	)p
		98.7	p	77.4	p

Average shares (in million)		2,502		2,495

20

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2013 £ million	Year ended 30 June 2012 £ million

Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net actuarial gain/(loss) on post employment plans
- group	73	(495)
- associates	(16)	-
Tax (charge)/credit on post employment plans	(25)	100
	32	(395)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
- group	98	(74)
- non-controlling interests	36	18
- associates*	104	(240)
Exchange differences on borrowings and derivative net investment hedges	(207)	210
Tax on exchange differences on borrowings and derivative net investment hedges	3	7
Effective portion of changes in fair value of cash flow hedges
- (losses)/gains taken to other comprehensive income	(41)	29
- recycled to income statement	(33)	(15)
Tax on effective portion of changes in fair value of cash flow hedges	17	(4)
Fair value movements on available-for-sale investments	85	-
Hyperinflation adjustment	4	3
	66	(66)
Other comprehensive income/(loss), net of tax, for the year	98	(461)
Profit for the year	2,594	2,072
Total comprehensive income for the year	2,692	1,611

Attributable to:
Equity shareholders of the parent company	2,547	1,463
Non-controlling interests	145	148
Total comprehensive income for the year	2,692	1,611

*	Includes £30 million exchange gain recycled to the consolidated income statement on the acquisition of a majority equity stake in SJF Holdco and obtaining control of Shuijingfang in the year ended 30 June 2012.

21

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

			30 June 2013		30 June 2013
	Notes	£million	£ million	£ million	£ million
Non-current assets
Intangible assets		9,048		8,821
Property, plant and equipment		3,468		2,972
Biological assets		36		34
Investments in associates		2,443		2,198
Other investments	6	412		97
Other receivables		128		119
Other financial assets		393		505
Deferred tax assets		243		329
Post employment benefit assets		312		22
			16,483		15,097
Current assets
Inventories	7	4,222		3,955
Trade and other receivables		2,484		2,103
Assets held for sale		51		77
Other financial assets		65		42
Cash and cash equivalents	8	1,772		1,076
			8,594		7,253
Total assets			25,077		22,350
Current liabilities
Borrowings and bank overdrafts		(1,858)		(1,230)
Other financial liabilities		(122)		(113)
Trade and other payables		(3,230)		(2,997)
Corporate tax payable		(225)		(317)
Provisions		(109)		(127)
			(5,544)		(4,784)
Non-current liabilities
Borrowings	8	(8,233)		(7,399)
Other financial liabilities		(473)		(466)
Other payables		(118)		(85)
Provisions		(256)		(274)
Deferred tax liabilities		(1,482)		(1,424)
Post employment benefit liabilities		(864)		(1,107)
			(11,426)		(10,755)
Total liabilities			(16,970)		(15,539)
Net assets			8,107		6,811

Equity
Share capital		797		797
Share premium		1,344		1,344
Other reserves		3,154		3,213
Retained earnings		1,741		234
Equity attributable to equity shareholders of the parent company			7,036		5,588
Non-controlling interests			1,071		1,223
Total equity			8,107		6,811

22

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Equity
				Retained earnings/(deficit)			attributable
							to parent
					Other		company	Non-
	Share	Share	Other	Own	retained		share-	controlling	Total
	capital	premium	reserves	shares	earnings	Total	holders	interests	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2011	797	1,343	3,300	(2,257)	2,062	(195)	5,245	740	5,985
Total comprehensive income	-	-	(87)	-	1,550	1,550	1,463	148	1,611
Share-based incentive plans	-	-	-	-	35	35	35	-	35
Share-based incentive plans in respect
of associates	-	-	-	-	2	2	2	-	2
Tax on share-based incentive plans	-	-	-	-	29	29	29	-	29
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	452	452
Proceeds from non-controlling interests	-	-	-	-	-	-	-	11	11
Change in fair value of put options	-	-	-	-	(6)	(6)	(6)	-	(6)
Purchase of non-controlling interests	-	-	-	-	(145)	(145)	(145)	(10)	(155)
Dividends paid	-	-	-	-	(1,036)	(1,036)	(1,036)	(118)	(1,154)
At 30 June 2012	797	1,344	3,213	(2,257)	2,491	234	5,588	1,223	6,811
Total comprehensive income	-	-	(59)	-	2,606	2,606	2,547	145	2,692
Employee share schemes	-	-	-	25	(34)	(9)	(9)	-	(9)
Share-based incentive plans	-	-	-	-	45	45	45	-	45
Share-based incentive plans in respect
of associates	-	-	-	-	2	2	2	-	2
Tax on share-based incentive plans	-	-	-	-	30	30	30	-	30
Acquisitions	-	-	-	-	-	-	-	(21)	(21)
Change in fair value of put options	-	-	-	-	(7)	(7)	(7)	-	(7)
Purchase of non-controlling interests	-	-	-	-	(100)	(100)	(100)	(100)	(200)
Dividends paid	-	-	-	-	(1,125)	(1,125)	(1,125)	(111)	(1,236)
Transfers	-	-	-	-	65	65	65	(65)	-
At 30 June 2013	797	1,344	3,154	(2,232)	3,973	1,741	7,036	1,071	8,107

23

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended		Year ended
	30 June 2013		30 June 2012
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Cash generated from operations (see note 11)	3,031		3,005
Interest received	130		158
Interest paid	(557)		(549)
Taxation paid	(556)		(521)
Net cash from operating activities		2,048		2,093

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	39		39
Purchase of property, plant and equipment and computer software	(643)		(484)
Movements in loans	16		(1)
Sale of businesses	(16)		51
Acquisition of businesses	(644)		(1,420)
Net cash outflow from investing activities		(1,248)		(1,815)

Cash flows from financing activities
Proceeds from issue of share capital	-		1
Net purchase of own shares for share schemes	(11)		-
Dividends paid to equity non-controlling interests	(111)		(118)
Proceeds from non-controlling interests	-		11
Purchase of shares of non-controlling interests	(200)		(155)
Net increase in loans	1,234		512
Equity dividends paid	(1,125)		(1,036)
Net cash outflow from financing activities		(213)		(785)

Net increase/(decrease) in net cash and cash equivalents		587		(507)
Exchange differences		36		(27)
Net cash and cash equivalents at beginning of the year		1,038		1,572
Net cash and cash equivalents at end of the year		1,661		1,038

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,772		1,076
Bank overdrafts		(111)		(38)
		1,661		1,038

24

NOTES

1. Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union (EU), and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority. This condensed consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2013. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

(a) Adopted by the group

The following accounting amendment, issued by the International Accounting Standards Board (IASB), is effective for the first time in the current financial year and has been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 – Presentation of items of other comprehensive income requires that items included in other comprehensive income are analysed between items that will not be recycled subsequently to the income statement and items that may be recycled subsequently to the income statement.

(b) Not adopted by the group

The following standards, amendments and interpretations issued by the IASB and endorsed by the EU unless stated otherwise, have not yet been adopted by the group. The standards or amendments will be adopted by the group in the year ending 30 June 2014, unless stated otherwise. The group does not currently believe the adoption of these standards or amendments will have a material impact on its consolidated results or financial position, unless stated otherwise.

IFRS 9 – Financial instruments (effective in the year ending 30 June 2016, not yet endorsed by the EU) removes the multiple classification and measurement models for financial assets required by IAS 39 – Financial Instruments: Recognition and measurement and introduces a model that has only two classification categories: amortised cost and fair value. Classification is determined by the business model used to manage the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation of financial liabilities and for derecognising financial instruments has been transferred from IAS 39 without any significant changes. The amendment to IFRS 7 – Financial instruments: Disclosures requires additional disclosures on transition from IAS 39 to IFRS 9. The group is currently assessing the impact this standard would have on its consolidated results and financial position.

IFRS 10 – Consolidated financial statements replaces the guidance of control and consolidation in IAS 27 and SIC-12 – Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation. Application of IFRS 10 will not result in a change to the scope of the consolidation.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. If the standard had been adopted by the group for the year ended 30 June 2013, net sales, operating profit and profit for the year would be lower by £130 million, £41 million and £11 million, respectively (2012 – £123 million, £39 million and £10 million, respectively), and net assets, total assets and total liabilities would have reduced by £19 million, £86 million and £67 million, respectively (2012 – £19 million, £81 million and £62 million, respectively). There is no impact on earnings per share.

IFRS 12 – Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair values but codifies it in one place.

25

Amendments to IAS 19 – Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management’s estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group estimates the adoption of the revised IAS 19 would result in an additional charge to operating profit of £10 million and to finance charges of £33 million in the year ended 30 June 2013 (2012 – £11 million and £44 million, respectively). The adoption of the amendment to the standard will not impact the group’s net assets.

Amendment to IAS 1 – Clarification of the requirements for comparative information

Limited scope amendment to IAS 12 – Income taxes

Amendment to IAS 16 – Classification of servicing equipment

IAS 27 (Revised) – Separate financial statements

IAS 28 (Revised) – Investments in associates and joint ventures

Amendment to IAS 32 – Offsetting financial assets and financial liabilities (effective in the year ending 30 June 2015)

Amendment to IAS 32 – Tax effect of distribution to holders of equity instruments

Amendment to IAS 34 – Interim financial reporting

Amendment to IAS 36 – Recoverable amount – Disclosures for non-financial assets (not yet endorsed by the EU)

Amendment to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

IFRIC 21 – Levies (effective in the year ending 30 June 2015, not yet endorsed by the EU)

The financial information set out in this preliminary announcement does not constitute the company’s statutory accounts for the year ended 30 June 2013 or 2012. Statutory accounts for the year ended 30 June 2012 have been delivered to the registrar of companies, and those for the year ended 30 June 2013 will be delivered in due course. The auditor has reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

Diageo presents segmental information for the manufacture, distribution and selling of premium drinks in operating segments based on the geographical location of third party customers. The information presented is consistent with management reporting provided to the chief operating decision maker, which has been identified as the executive committee.

The executive committee considers the business principally from a geographical perspective and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply, which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have been allocated to the geographical segments. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

In the year ended 30 June 2013 Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean; Asia Pacific and Corporate.

During the year ended 30 June 2013 changes have been made in the management accounts in respect of the allocation of specific corporate items and the allocation of the operating profit before exceptional items of Global Supply to better reflect the geographical segment to which the cost relates. In addition, certain transaction exchange differences, previously included in Corporate, have been allocated to the geographical segments to better reflect which geographical segment the item is in respect of.

As a consequence of these changes, the financial information by geographical segments for comparative years has been amended and restated segmental information has been provided in the tables below.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective years.

26

In addition, for management reporting purposes Diageo excludes the impact of acquisitions and disposals completed in the current and prior year from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Year ended 30 June 2013	North America £million	Western Europe £million	Africa, Eastern Europe and Turkey £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	4,272	3,686	3,423	1,745	2,285	2,648	(2,648)	15,411	76	15,487
Net sales
At budgeted exchange rates*	3,713	2,207	2,249	1,416	1,577	2,786	(2,667)	11,281	76	11,357
Acquisitions and disposals	-	1	62	66	119	-	-	248	-	248
Global Supply allocation	40	44	11	15	9	(119)	-	-	-	-
Retranslation to actual exchange rates	(20)	(32)	(42)	(40)	(38)	(19)	19	(172)	-	(172)
Net sales	3,733	2,220	2,280	1,457	1,667	2,648	(2,648)	11,357	76	11,433
Operating profit/(loss)
At budgeted exchange rates*	1,450	635	652	482	404	86	-	3,709	(152)	3,557
Acquisitions and disposals	-	-	17	-	22	-	-	39	-	39
Global Supply allocation	47	28	7	1	3	(86)	-	-	-	-
Retranslation to actual exchange rates	(13)	(7)	(22)	(12)	(15)	-	-	(69)	3	(66)
Operating profit/(loss) before exceptional items	1,484	656	654	471	414	-	-	3,679	(149)	3,530
Exceptional items	-	(31)	(5)	-	(1)	(62)	-	(99)	-	(99)
Operating profit/(loss)	1,484	625	649	471	413	(62)	-	3,580	(149)	3,431
Sale of businesses										(83)
Net finance charges										(424)
Share of associates’ profits after tax
- Moët Hennessy										230
- Other associates										(31)
Profit before taxation										3,123

Year ended 30 June 2012 (restated)	North America £million	Western Europe £million	Africa, Eastern Europe and Turkey £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	4,094	3,834	3,001	1,491	2,104	2,652	(2,652)	14,524	70	14,594
Net sales
At budgeted exchange rates*	3,544	2,330	1,762	1,242	1,451	2,792	(2,665)	10,456	70	10,526
Acquisitions and disposals	1	3	366	-	-	-	-	370	-	370
Global Supply allocation	56	42	8	11	10	(127)	-	-	-	-
Retranslation to actual exchange rates	(45)	(30)	(85)	(14)	40	(13)	13	(134)	-	(134)
Net sales	3,556	2,345	2,051	1,239	1,501	2,652	(2,652)	10,692	70	10,762
Operating profit/(loss)
At budgeted exchange rates*	1,311	657	485	387	349	150	-	3,339	(141)	3,198
Acquisitions and disposals	-	-	116	(8)	(19)	-	-	89	(19)	70
Global Supply allocation	69	60	8	5	8	(150)	-	-	-	-
Retranslation to actual exchange rates	(20)	-	(34)	(15)	4	-	-	(65)	(5)	(70)
Operating profit/(loss) before exceptional items	1,360	717	575	369	342	-	-	3,363	(165)	3,198
Exceptional items	(11)	43	(7)	(2)	(10)	(40)	-	(27)	(13)	(40)
Operating profit/(loss)	1,349	760	568	367	332	(40)	-	3,336	(178)	3,158
Sale of businesses										147
Net finance charges										(397)
Share of associates’ profits after tax
– Moët Hennessy										205
– Other associates										8
Profit before taxation										3,121

*	These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

27

(i) The net sales figures for Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the Global Supply segment to the other operating segments, inter-segmental sales are not material.

(ii) The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.57 (2012 – £1 = $1.58) and euro – £1 = €1.21 (2012 – £1 = €1.18). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.52 (30 June 2012 – £1 = $1.57) and euro – £1 = €1.17 (30 June 2012 – £1 = €1.24). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Year ended 30 June 2013 £ million	Year ended 30 June 2012 £ million
Items included in operating profit
Supply excellence review	(25)	-
Restructuring of Irish brewing operations	(36)	(11)
Restructuring of Global Supply operations	(8)	(16)
Operating model review	-	(69)
	(69)	(96)

Pension changes - past service credits	20	115
Brand impairment	(50)	(59)
	(99)	(40)

Sale of businesses
Nuvo	(83)	-
Step up acquisition of SJF Holdco and Shuijingfang	-	124
Tanzania Breweries	-	23
	(83)	147

Exceptional items before taxation	(182)	107

Items included in taxation
Tax on exceptional operating items	27	19
Tax on sale of businesses	28	-
Loss of future tax amortisation	-	(524)
Total taxation in exceptional items	55	(505)

Exceptional items in continuing operations	(127)	(398)

Discontinued operations net of taxation	-	(11)

Total exceptional items	(127)	(409)

Items included in operating profit are charged to:
Cost of sales	(27)	(31)
Other operating expenses	(72)	(9)
	(99)	(40)

28

4. Net interest and other finance charges

	Year ended 30 June 2013 £ million	Year ended 30 June 2012 £ million

Interest payable	(502)	(493)
Interest receivable	99	107
Market value movements on interest rate instruments	4	4
Net interest payable	(399)	(382)

Net finance (charges)/income in respect of post employment plans	(5)	7
Unwinding of discounts	(16)	(17)
Hyperinflation adjustment on Venezuela operations	(4)	(3)
	(25)	(13)
Net exchange movements on certain financial instruments	-	(2)
Net other finance charges	(25)	(15)

5. Taxation

For the year ended 30 June 2013, the £529 million taxation charge (2012 – £1,038 million) comprises a UK tax charge of £64 million (2012 – £47 million) and a foreign tax charge of £465 million (2012 – £991 million). Included within the foreign tax charge in the year ended 30 June 2012 is an exceptional charge of £524 million. During the year ended 30 June 2012 the group concluded tax authority negotiations in respect of the tax basis of certain intangible assets resulting in a reduction in the effective ongoing tax rate and the write off of a deferred tax asset of £524 million as an exceptional tax item.

6. Other investments

Other investments of £412 million at 30 June 2013 (2012 – £97 million) primarily includes the group’s 10% equity interest in United Spirits Limited (USL) of £350 million (2012 – £nil) and loans of £50 million (2012 – £87 million) to associates in South Africa and customers and other third parties. The financial statements of USL, prepared under Indian GAAP, for the year ended 31 March 2013 disclosed net sales of INR 106.0 billion (£1,173 million) and operating profit of INR 10.6 billion (£117 million). For further developments see note 15.

7. Inventories

	30 June 2013 £ million	30 June 2012 £ million

Raw materials and consumables	352	334
Work in progress	66	66
Maturing inventories	3,184	2,953
Finished goods and goods for resale	620	602
	4,222	3,955

8. Net borrowings

	30 June 2013 £ million	30 June 2012 £ million

Borrowings due within one year and bank overdrafts	(1,858)	(1,230)
Borrowings due after one year	(8,233)	(7,399)
Fair value of foreign currency forwards and swaps	205	210
Fair value of interest rate hedging instruments	-	3
Finance lease liabilities	(289)	(230)
	(10,175)	(8,646)
Cash and cash equivalents	1,772	1,076
	(8,403)	(7,570)

29

9. Reconciliation of movement in net borrowings

	Year ended 30 June 2013 £ million	Year ended 30 June 2012 £ million

Net increase/(decrease) in cash and cash equivalents before exchange	587	(507)
Net increase in loans	(1,234)	(512)
Increase in net borrowings from cash flows	(647)	(1,019)
Exchange differences on net borrowings	(116)	152
Borrowings acquired through acquisition of businesses	-	(5)
Other non-cash items	(70)	(248)
Net borrowings at beginning of the year	(7,570)	(6,450)
Net borrowings at end of the year	(8,403)	(7,570)

In the year ended 30 June 2013, the group repaid bonds of $750 million (£475 million) and $600 million (£394 million). The group borrowed $3,250 million (£2,100 million), consisting of $750 million (£485 million) of 0.625% bonds due April 2016, $650 million (£420 million) of 1.125% bonds due April 2018, $1,350 million (£872 million) of 2.625% bonds due April 2023 and $500 million (£323 million) of 3.875% bonds due April 2043. In the year ended 30 June 2013 the group mainly financed its day-to-day operations through issuing short term commercial paper. On 1 July 2013 the group repaid bonds of €1,150 million (£983 million) as scheduled.

10. Dividends and other reserves

	Year ended 30 June 2013 £ million	Year ended 30 June 2012 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend paid for the year ended 30 June 2012 of 26.90 pence per share (2011 – 24.90 pence)	673	621
Interim dividend paid for the year ended 30 June 2013 of 18.10 pence per share (2012 – 16.60 pence)	452	415
	1,125	1,036

A final dividend of 29.30 pence per share for year ended 30 June 2013 was recommended by the board on 30 July 2013 for approval by shareholders at the Annual General Meeting to be held on 19 September 2013. As the approval will be after the balance sheet date it has not been included as a liability.

Other reserves of £3,154 million at 30 June 2013 (2012 – £3,213 million) includes a capital redemption reserve of £3,146 million (2012 – £3,146 million) and hedging and exchange reserve of £8 million (2012 – £67 million).

11. Cash generated from operations

		Year ended 30 June 2013		Year ended 30 June 2012
	£ million	£ million	£ million	£ million
Profit for the year	2,594		2,072
Discontinued operations	-		11
Taxation	529		1,038
Share of associates’ profits after tax	(199)		(213)
Net finance charges	424		397
Loss/(gain) on sale of businesses	83		(147)
Operating profit		3,431		3,158
Increase in inventories	(266)		(338)
Increase in trade and other receivables	(360)		(218)
Increase in trade and other payables and provisions	73		27
Net increase in working capital		(553)		(529)
Depreciation, amortisation and impairment		403		411
Dividends received		203		166
Post employment payments less amounts included in operating profit		(498)		(200)
Other items		45		(1)
Cash generated from operations		3,031		3,005

30

Cash generated from operations is stated after £61 million (2012 – £158 million) of cash outflows in respect of exceptional operating items. Other items include the fair value charge in respect of share-based incentive plans of £46 million (2012 – £36 million).

12. Acquisition of businesses and purchase of shares of non-controlling interests

	Ypióca	Other	Total
	£ million	£ million	£ million

Brands and computer software	145	(36)	109
Property, plant and equipment	43	-	43
Biological assets	1	-	1
Investment in associates	-	25	25
Inventories	16	-	16
Other working capital	-	(5)	(5)
Taxation	-	10	10
Post employment benefit liabilities	-	(1)	(1)
Fair value of assets and liabilities	205	(7)	198
Goodwill arising on acquisition	79	4	83
Non-controlling interests	-	21	21
Consideration payable	284	18	302
Satisfied by:
Cash consideration paid	284	25	309
Contingent consideration payable	-	(7)	(7)
	284	18	302

Cash consideration paid	284	25	309
Cash consideration paid for USL	-	274	274
Capital injection to associates	-	52	52
Cash paid in respect of prior year acquisitions	-	9	9
Net cash outflow on acquisition of business	284	360	644

Purchase of shares of non-controlling interests:
SJF Holdco			200
			200

On 9 August 2012, Diageo completed the acquisition of 100% of the equity of Ypióca Bebidas S.A. (Ypióca) from Ypióca Agroindustrial Limitada for a cash consideration of BRL 900 million (£284 million). Ypióca is a leading producer and distributor of a cachaça brand, Ypióca in Brazil. Ypióca has been consolidated for the period since acquisition to 30 June 2013 and contributed net sales of £58 million and operating profit of £3 million. Directly attributable integration costs of £3 million (2012 – £7 million transaction costs) have been charged to other operating expenses in the year.

On 27 May 2013 the group completed the acquisition of a 10% equity interest through a preferential allotment of shares by USL, the leading spirits company in India, at a cost of INR 20.1 billion (£249 million) at INR 1440 per share. In addition, on 13 May 2013, the group acquired a 0.04% equity interest on the closing of a mandatory tender offer to the other shareholders of USL at a cost of £1 million (INR 1440 per share). Directly attributable transaction costs of £33 million were included within the initial investment cost, out of which £24 million have been paid by Diageo in the year ending 30 June 2013.

In addition, ‘other’ includes fair value adjustments made to provisional fair values in respect of acquisitions completed in the year ended 30 June 2012 and are primarily in respect of Sichuan Shuijingfang Co., Ltd. (Shuijingfang) and cash consideration paid in respect of the acquisition of a 50% indirect equity interest in United National Breweries, a traditional sorghum beer business in South Africa.

On 7 June 2013, Diageo completed the acquisition of an additional 40% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) (formerly Sichuan Chengdu Quanxing Group Co., Ltd.) from Chengdu Yinsheng Investment Holding Co., Ltd. for a cash consideration of RMB 1,862 million (£198 million (excluding transaction costs of £2 million)). The acquisition of the additional 40% equity stake brought Diageo’s shareholding to 93% in SJF Holdco and increased its effective interest in Shuijingfang from 21% to 37%.

31

Subsequent to 30 June 2013, an agreement was reached to purchase the remaining 7% of the equity in SJF Holdco for a consideration of RMB 326 million (£35 million).

13. Contingent liabilities and legal proceedings

(a) Guarantees

As of 30 June 2013 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation

An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future. Diageo cannot meaningfully quantify the possible loss or range of loss in the event of any future litigation. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute

Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £112 million (including £14 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £25 million (including £2 million of value added tax) was made to Diageo Korea in the year ended 30 June 2012.

However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £125 million (including £14 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

In response Diageo Korea filed a claim with the Seoul Administrative Court (Court) along with a petition for preliminary injunction to stay the final imposition notice. The Court granted Diageo Korea’s request for preliminary injunction and has stayed the final imposition until the decision of the Court on the underlying matter. On 31 October 2012, the Court instructed the Korean customs authorities to reinvestigate the second imposition notice per the instructions of the Tax Tribunal and stayed the Court hearings until the completion of the re-audit. The re-audit was completed in February 2013 and the Court hearings resumed in June 2013.

The underlying matter remains in progress with the Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d) Thalidomide litigation

In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group). On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants in the class. To enable this process to occur, Ms Rowe and her legal representatives have agreed not to take any step toward a trial of any issue in the litigation before 31 August 2013. Pursuant to orders made by the Supreme Court of Victoria the class has now been closed. 124 claimants have filed registration forms in the Rowe class action. In the United Kingdom, proceedings have twice been commenced but lapsed for lack of service. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The group has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(e) Other

The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in customs proceedings in India and in Brazil that challenge the declared customs value of products imported by Diageo India and Diageo Brazil. Diageo continues to defend its position vigorously in these proceedings.

32

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions. There have been no transactions with these related parties during the year ended 30 June 2013 that have materially affected the financial position or performance of the group during the year.

15. Post balance sheet events

On 4 July 2013 Diageo purchased an additional 14.98% equity interest (21.76 million shares) in United Spirits Limited (USL) at a cost of INR 1440 per share totalling INR 31.3 billion (£344 million) from United Breweries (Holdings) Limited (UBHL), subsidiaries of UBHL and USL, and SWEW Benefit Company (a company established for the benefit of certain USL employees) on completion of the share purchase agreement of 9 November 2012 (the SPA). This has taken the group’s equity interest in USL to 25.02%. With the completion of this purchase, the shareholders’ agreement between Diageo, UBHL and Kingfisher Finvest India Limited (a subsidiary of UBHL) has become effective. Diageo’s 25.02% shareholding in USL, together with the voting and other governance arrangements agreed with the UBHL group including Dr Mallya’s continued role as Chairman of USL, will enable Diageo to reflect the results of USL in its consolidated accounts.

As previously announced by Diageo on 4 July, the High Court of Karnataka (the High Court) had granted leave under sections 536 and 537 of the Indian Companies Act in respect of five winding-up petitions (the Original Petitions) against UBHL that were pending on the date of the SPA, to enable the sale by UBHL to Diageo to take place notwithstanding the continued existence of those winding-up petitions. Two additional winding-up petitions were brought against UBHL after 9 November 2012, and the leave granted by the High Court does not extend to them. It is possible that the decision of the High Court in respect of the Original Petitions could be reviewed on appeal, and appeals against the grant of leave have been filed by certain petitioners. As also previously announced, it was considered unlikely that any appeal process in respect of the leave decision on the Original Petitions would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired 10.14 million USL shares from UBHL as part of the completion on 4 July 2013. In the event that a winding-up order is passed in respect of UBHL, the sale of these USL shares by UBHL to Diageo would, as a matter of Indian company law, be treated as automatically void unless leave of the court in respect of all relevant winding-up petitions had been or were obtained for that sale. Accordingly, it is possible that, if a winding-up order were to be passed in respect of UBHL, title to these 10.14 million USL shares acquired from UBHL could be lost. If, following any such winding-up order, the sale of these USL shares by UBHL were to be treated as automatically void, it would remain open for retrospective leave to be sought for that sale in respect of any relevant winding-up petition, though there can be no certainty as to the outcome of any such application or the timeframe within which it would be concluded. Adverse results for Diageo in any such proceedings could harm the value of Diageo’s investment in USL and Diageo’s future financial results.

In addition on 4 July 2013, Diageo Holdings Netherlands B.V. (DHN), a wholly owned subsidiary of Diageo plc, agreed to issue a conditional back-stop guarantee to Standard Chartered Bank (Standard Chartered) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Mallya, under a $135 million (£89 million) facility that Standard Chartered, subject to agreement of full documentation and implementation of a security package, would advance to Watson. The terms require that any right of Standard Chartered to call on the guarantee from DHN will be subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its expected security package. In addition, the terms require that DHN would have, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Mallya as well as the security package put in place for the Standard Chartered facility.

33

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2012 (2012) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 47 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliations of non-GAAP measures to GAAP measures

1. Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

2. Organic movements

Diageo’s strategic planning process is based on organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin, a ratio calculated by dividing organic operating profit by organic net sales and expressed as a percentage. These non-GAAP measures are chosen for planning, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they focus on that element of the core brand portfolio which is common to both years. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior year reported numbers at current year exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. Exchange impacts in respect of the external hedging of inter group sales of products and the inter group recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any year in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that in management’s assessment are expected to complete.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in the organic movement calculations, excludes the results for that business from the current year and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

34

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both years.

The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables below expressed as a percentage of the aggregate of the amount in the first column of the table, the amount in the column headed ‘Exchange’ and the amount, if any, in respect of acquisitions and disposals that have impacted the comparable prior year included in the column headed ‘Acquisitions and disposals’. The inclusion of the column headed ‘Exchange’ in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2013 were as follows:

Volume	2012 Reported units million	Acquisitions and disposals** units million	Organic movement units million	2013 Reported units million	Organic movement %

North America	53.0	-	0.7	53.7	1
Western Europe	34.7	-	(1.1)	33.6	(3)
Africa, Eastern Europe and Turkey	35.4	1.1	1.4	37.9	4
Latin America and Caribbean	17.2	5.4	0.7	23.3	4
Asia Pacific	16.2	0.4	(0.1)	16.5	(1)
Total volume	156.5	6.9	1.6	165.0	1

Sales	2012 Reported £ million	Exchange* £ million	Acquisitions and disposals** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	4,094	25	(23)	176	4,272	5
Western Europe	3,834	(47)	3	(104)	3,686	(3)
Africa, Eastern Europe and Turkey	3,001	(41)	124	339	3,423	11
Latin America and Caribbean	1,491	(32)	62	224	1,745	16
Asia Pacific	2,104	10	132	39	2,285	2
Corporate	70	4	-	2	76	3
Total sales	14,594	(81)	298	676	15,487	5

Net sales	2012 Reported £ million	Exchange* £ million	Acquisitions and disposals** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	3,556	22	(24)	179	3,733	5
Western Europe	2,345	(36)	1	(90)	2,220	(4)
Africa, Eastern Europe and Turkey	2,051	(28)	59	198	2,280	10
Latin America and Caribbean	1,239	(26)	62	182	1,457	15
Asia Pacific	1,501	4	116	46	1,667	3
Corporate	70	4	-	2	76	3
Total net sales	10,762	(60)	214	517	11,433	5

Marketing spend	2012 Reported (restated)(1) £ million	Exchange* £ million	Acquisitions and disposals** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	547	6	(18)	50	585	10
Western Europe	355	(8)	1	(20)	328	(6)
Africa, Eastern Europe and Turkey	232	(6)	3	36	265	16
Latin America and Caribbean	208	(5)	8	22	233	11
Asia Pacific	343	5	27	(5)	370	(1)
Corporate	6	(1)	-	1	6	20
Total marketing spend	1,691	(9)	21	84	1,787	5

35

Operating profit	2012 Reported (restated)(1) £ million	Exchange* £ million	Acquisitions and disposals** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	1,360	14	(3)	113	1,484	9
Western Europe	717	(12)	(1)	(48)	656	(7)
Africa, Eastern Europe and Turkey	575	(12)	31	60	654	10
Latin America and Caribbean	369	(4)	9	97	471	26
Asia Pacific	342	11	40	21	414	6
Corporate	(165)	(1)	19	(2)	(149)	(1)
Operating profit before exceptional items	3,198	(4)	95	241	3,530	8
Exceptional items***	(40)				(99)
Total operating profit	3,158				3,431

(1)	Figures for the year ended 30 June 2012 have been restated for a change in the allocation of certain Corporate and Global Supply items (see page 37).

Notes: Information relating to the organic movement calculations

*	The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior year reported amounts at current year exchange rates and are principally in respect of the euro, the US dollar, Brazilian real and African currencies, primarily the Kenyan shilling, the Ghanaian cedi and the South African rand.
**	The impacts of acquisitions and disposals are excluded from the organic movement. In the year ended 30 June 2013 the acquisitions and disposals that affected volume, sales, net sales, marketing spend and operating profit were as follows:

				Marketing	Operating
Year ended June 2013	Volume	Sales	Net sales	spend	profit
	units million	£ million	£ million	£ million	£ million

Mey İçki	0.8	113	47	3	17
SJF Holdco and Shuijingfang	0.4	130	115	28	22
Meta Abo	0.4	16	13	1	2
Ypióca	5.3	58	58	8	-
Other acquisitions†	-	-	-	-	(4)
Acquisitions – 2013	6.9	317	233	40	37
Acquisitions – 2012††	-	-	-	-	61
Jose Cuervo	4.7	396	308	30	76
Nuvo	0.2	22	20	6	(1)
Other disposals	0.1	10	8	-	1
Disposals – 2013	5.0	428	336	36	76
Jose Cuervo	(4.5)	(387)	(304)	(45)	(67)
Nuvo	(0.2)	(29)	(27)	(9)	(3)
Other disposals	(0.3)	(31)	(24)	(1)	(9)
Disposals – 2012	(5.0)	(447)	(355)	(55)	(79)
	6.9	298	214	21	95

†	Includes transaction costs in respect of acquisitions not yet completed
††	Represents transaction and integration costs incurred in respect of acquisitions in the year ended 30 June 2012

*** See page 16 for an explanation of exceptional operating items

36

Revised segmental information for the year ended 30 June 2012

In the year ended 30 June 2013, Diageo has revised its reporting segments and the allocation of specific Corporate and Global Supply items. The reconciliation to previously reported figures for volume, net sales, marketing spend and operating profit before exceptional items for the year ended 30 June 2012 is as follows:

		Analysis of
	As	Eastern Europe
	reported	and Turkey	Restated
Volume	units million	units million	units million

North America	53.0	-	53.0
Europe	45.2	(45.2)	-
Western Europe	-	34.7	34.7
Africa	24.9	(24.9)	-
Africa, Eastern Europe and Turkey	-	35.4	35.4
Latin America and Caribbean	17.2	-	17.2
Asia Pacific	16.2	-	16.2
Total volume	156.5	-	156.5

		Analysis of
	As	Eastern Europe
	reported	and Turkey	Restated
Sales	£ million	£ million	£ million

North America	4,094	-	4,094
Europe	4,966	(4,966)	-
Western Europe	-	3,834	3,834
Africa	1,869	(1,869)	-
Africa, Eastern Europe and Turkey	-	3,001	3,001
Latin America and Caribbean	1,491	-	1,491
Asia Pacific	2,104	-	2,104
Corporate	70	-	70
Total sales	14,594	-	14,594

		Analysis of
	As	Eastern Europe
	reported	and Turkey	Restated
Net sales	£ million	£ million	£ million

North America	3,556	-	3,556
Europe	2,949	(2,949)	-
Western Europe	-	2,345	2,345
Africa	1,447	(1,447)	-
Africa, Eastern Europe and Turkey	-	2,051	2,051
Latin America and Caribbean	1,239	-	1,239
Asia Pacific	1,501	-	1,501
Corporate	70	-	70
Total net sales	10,762	-	10,762

37

			Analysis of
	As	Corporate	Eastern Europe
	reported	costs	and Turkey	Restated
Marketing spend	£ million	£ million	£ million	£ million

North America	548	(1)	-	547
Europe	439	1	(440)	-
Western Europe	-	-	355	355
Africa	150	(3)	(147)	-
Africa, Eastern Europe and Turkey	-	-	232	232
Latin America and Caribbean	210	(2)	-	208
Asia Pacific	344	(1)	-	343
Corporate	-	6	-	6
Total marketing spend	1,691	-	-	1,691

			Global		Analysis of
	As	Corporate	Supply	Allocation of	Eastern Europe
Operating profit	reported	costs	costs	exchange	and Turkey	Restated
before exceptional items	£ million	£ million	£ million	£ million	£ million	£ million

North America	1,354	-	9	(3)	-	1,360
Europe	925	(6)	(14)	9	(914)	-
Western Europe	-	-	-	-	717	717
Africa	380	2	(1)	(3)	(378)	-
Africa, Eastern Europe and Turkey	-	-	-	-	575	575
Latin America and Caribbean	383	1	(4)	(11)	-	369
Asia Pacific	342	(2)	2	-	-	342
Corporate	(186)	5	8	8	-	(165)
Total operating profit before exceptional items	3,198	-	-	-	-	3,198

3. Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net movements in loans and with the net purchase of property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is used by management for their own planning, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

For the reconciliation of free cash flow see page 19.

4. Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business stated before exceptional items and finance charges after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

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Calculations for the return on average total invested capital for the years ended 30 June 2013 and 30 June 2012 were as follows:

	2013	2012
	£ million	£ million

Operating profit	3,431	3,158
Exceptional operating items	99	40
Share of associates' profits after tax	199	213
Tax at the tax rate before exceptional items of 17.7% (2012 – 17.7%)	(660)	(604)
	3,069	2,807

Average net assets (excluding net post employment liabilities)	8,210	7,111
Average net borrowings	7,957	7,438
Average integration and restructuring costs (net of tax)	1,413	1,353
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	19,142	17,464

Return on average total invested capital	16.0%	16.1%

5. Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see above). The standard capital charge applied to the average total invested capital is currently 8%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the year ended 30 June 2013 and 30 June 2012 were as follows:

	2013	2012
	£ million	£ million

Average total invested capital (see 4 above)	19,142	17,464

Operating profit	3,431	3,158
Exceptional operating items	99	40
Share of associates' profits after tax	199	213
Tax at the tax rate before exceptional items of 17.7% (2012 – 17.7%)	(660)	(604)
	3,069	2,807
Capital charge at 8% of average total invested capital	(1,531)	(1,397)
Economic profit	1,538	1,410

6. Tax rate before exceptional items

Tax rate before exceptional items is a non-GAAP measure that is calculated by dividing the total tax charge on continuing operations before tax charges and credits classified as or in respect of exceptional items by profit before taxation adjusted to exclude the impact of sale of businesses and exceptional operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

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The tax rates from continuing operations before exceptional and after exceptional items for the years ended 30 June 2013 and 30 June 2012 were calculated as follows:

	2013 £ million	2012 £ million

Tax before exceptional items (a)	584	533
Tax credits in respect of exceptional items	(55)	(19)
Exceptional tax charges	-	524
Taxation on profit from continuing operations (b)	529	1,038

Profit from continuing operations before taxation and exceptional items (c)	3,305	3,014
Sale of businesses	(83)	147
Exceptional operating items	(99)	(40)
Profit before taxation (d)	3,123	3,121

Tax rate before exceptional items (a/c)	17.7%	17.7%
Tax rate from continuing operation after exceptional items (b/d)	16.9%	33.3%

7. Other definitions

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this document are taken from independent industry sources in the markets in which Diageo operates.

Net sales are sales after deducting excise duties. Diageo incurs excise duties throughout the world. In some countries excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others it is effectively a production tax which is incurred when the spirit is removed from bonded warehouses. In these countries excise duties are part of the cost of goods sold and are not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales without directly reflecting changes in volume, mix or profitability, which are the variables that have an impact on the element of sales retained by the group.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

References to emerging, faster growing and new high growth markets include Russia and Eastern Europe, Turkey, Africa, Latin America and Caribbean and Asia Pacific excluding Australia, Korea and Japan.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include non-alcoholic malt based products such as Guinness Malta.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, Johnnie Walker Blue Label, John Walker & Sons Collection, Johnnie Walker Explorers’ Club, Johnnie Walker 1820 and other Johnnie Walker super premium brands, The Singleton, Cardhu, Talisker, Lagavulin and other Classic Malt brands, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. TEN, Tanqueray Malacca, Cîroc, Ketel One vodka, Don Julio and Zacapa.

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RISK FACTORS

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo’s business, financial condition and performance could suffer and the trading price and liquidity of securities could decline.

In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. For example, demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent, or upon an increase in the costs of raw materials. These conditions may also lead to intensified competition for market share, with potentially adverse effects on volume and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group’s performance, financial condition and liquidity. Diageo has taken and may take further steps to manage its business through this challenging economic environment and to position its business to benefit from economic recovery as and when that may occur in the markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.

Diageo’s ability to fund its long term strategies may be adversely affected if there is an extended period of constraint in the capital markets, particularly the debt markets, at the same time that cash flows from Diageo’s business are under pressure. Such developments may adversely affect shareholder returns or share price. Additionally, continued volatility in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results. Changes in the trustees’ valuations of the assets and liabilities of Diageo’s pension plans may also increase pension funding requirements.

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates

Diageo may be adversely affected by political, economic or social developments in any of the countries where it has distribution networks, production facilities or marketing companies. Diageo’s business is dependent on general economic conditions in the United States, countries that form the European Union and other important markets. If the economy in any of these markets does not recover as forecast, or if there is a significant deterioration in the economic conditions in any of Diageo’s important markets, including any resulting social unrest, reduction in consumer confidence and spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, it could have a material adverse effect on Diageo’s business and performance. In particular, the ongoing sovereign debt crisis in certain countries in Europe has increased concerns that, were one or more countries to leave the euro, Diageo’s investment in any of the countries concerned could be impaired and may be subject to redenomination and other risks going forward. This crisis, as well as other economic events, may lead to reduced economic growth and, in turn, reduced demand for Diageo’s products, in Europe and other markets in which Diageo operates. This could have a material adverse effect on Diageo’s business.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues, natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in new high growth markets. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. A substantial portion of Diageo’s operations, representing more than 40% of Diageo’s net sales for the year ended 30 June 2013, are carried out in new high growth markets. New high growth markets are also generally exposed to relatively higher risk of liquidity constraints, inflation, devaluation, price volatility, currency convertibility and sovereign default. Due to Diageo’s specific exposures, any or all of the aforementioned factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

Part of Diageo’s growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo’s products in particular, has not historically been as great but where there are strong prospects for growth. There is no guarantee that this strategy will be successful and some of these markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

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Risks related to the industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy

Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. Continued economic pressures could also lead to consumers selecting products at lower price points, whether Diageo’s or those of its competitors, which may have an adverse effect on Diageo’s profitability. The competitive position of Diageo’s brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or in service levels to customers.

In addition, the social acceptability of Diageo’s products may decline due to public concerns about alcohol consumption. These concerns could also result in regulatory action, litigation or customer complaints against companies in the industry and may have an adverse effect on Diageo’s profitability.

Growth in Diageo’s business has benefited from both the launch of new products and the creation of brand extensions and product innovation remains a significant element of Diageo’s growth plans. The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to launch successfully a new product can give rise to inventory write-offs and other costs and can affect consumer perception and growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products or of the profitable lifespan of newly or recently developed products.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations. Diageo is further subject to the risk of litigation by tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where it is compliant with international best practice guidelines. Any such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo’s business could be materially adversely affected.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo’s business or operations, and water scarcity or poor water quality could negatively impact Diageo’s production costs and capacity

There is a growing concern that carbon dioxide and other so-called ‘greenhouse’ gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, Diageo may be subject to decreased availability or increased pricing for certain raw materials that are necessary for Diageo’s products, such as sugar, cereals, hops, agave and grapes. Water is the main ingredient in substantially all of Diageo’s products and it is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs or capacity constraints, which could adversely affect Diageo’s operations and profitability.

An increase in the cost of raw materials or energy could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo’s beverage products. Diageo may also be adversely affected by shortages of such materials or by increases in energy costs resulting in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit.

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Risks related to regulation

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, promotion, sales, pricing, labelling, packaging, product liability, labour, pensions, antitrust, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products.

Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions which could have an adverse effect on Diageo sales or damage its reputation. Any changes to the regulatory environment in which Diageo operates could cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo’s performance.

Beverage alcohol products are also subject to national excise, import duty and other duties in most countries around the world. An increase in any such duties could have a significant adverse effect on Diageo’s sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo’s reported after tax income.

Diageo is subject to increasing costs of monitoring and maintaining compliance with anti-corruption laws; and a breach of such laws or of Diageo’s related internal policies may have a material adverse effect on its business

Certain countries in which Diageo operates are reported to have high levels of corruption. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-bribery laws including the US Foreign Corrupt Practices Act and the UK Bribery Act. This oversight has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

While Diageo has implemented and maintains internal practices, procedures and controls designed to ensure compliance with anti-bribery legislation and routinely conducts investigations, either at its own initiative or in response to requests from regulators in connection with compliance with such internal controls, there is no guarantee that such procedures will be effective in preventing compliance failures at Diageo.

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of our personnel, including senior management, from our business. Adverse publicity, governmental scrutiny and legal and enforcement proceedings can also have a negative impact on our reputation and on the morale and performance of our employees. To the extent that violations of Diageo’s policies and procedures are found, possible regulatory sanctions and fines and other consequences may also be material.

Risks related to Diageo’s business

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation

The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or by the failures of internal controls or compliance breaches leading to a breach of Diageo’s Code of Business Conduct, its other key policies or of the laws or regulations in the jurisdictions in which it operates.

Diageo also maintains an online presence as part of its business operations. Diageo's reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy. In addition, the proliferation of new methods of mass communication facilitated by the internet makes it easier for false or unfounded allegations to adversely affect Diageo’s brand image and reputation, which may in turn affect Diageo’s profitability.

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Diageo faces competition that may reduce its market share and margins

Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates and competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, industry consolidation or realignment is still possible. Consolidation is also taking place amongst Diageo’s customers in many countries and increased competition by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, adversely affecting Diageo’s results and growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or from its acquisitions or cost-saving and restructuring programmes designed to enhance earnings

Diageo’s strategy is to focus on premium drinks and to grow its business through organic sales, operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo’s strategic focus on premium drinks will result in opportunities for growth and improved margins.

It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed or that any such transaction would deliver the anticipated benefits, cost savings or synergies. The success of any transaction will depend in part on Diageo’s ability to successfully integrate new businesses with Diageo’s existing operations and realise the anticipated benefits.

Similarly, there can be no assurance that the cost-saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits. Diageo continues to undertake change programmes designed to improve the effectiveness and efficiency of end-to-end operations, including changes to organisational structures, business processes and business systems. There may also be disruption caused to business processes as a result of such change which could impact Diageo operations and lead to adverse customer or consumer reaction.

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands

The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity of or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo’s consumers. Diageo may recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers and its corporate and brand image.

Additionally, third parties may sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with them. A bad consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity, adversely affecting Diageo’s business.

Diageo’s operating results may be adversely affected by increased costs or shortages of talent

Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect Diageo’s operations and financial results.

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Diageo’s operating results may be adversely affected by disruption to production facilities, business service centres or information systems

Diageo would be affected if there was a catastrophic failure of its major production facilities or business service centres. Diageo operates production facilities around the world. If there was a technical failure in Diageo production facilities, or fire or explosion at one of Diageo’s production facilities, it could result in damage to the facilities, plant or equipment, their surroundings and/or the local environment. Such an event could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo’s reputation.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. A forecasting error could lead to Diageo being unable to meet future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.

Any failure of information systems or Diageo’s data infrastructure could adversely impact Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties’ intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any sustained disruption to the facility or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations and in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Diageo’s operations and financial results may be adversely affected by movements in the value of its pension funds, fluctuations in exchange rates and fluctuations in interest rates

Diageo has significant pension funds. These funds may be affected by, among other things, the performance of assets owned by these plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future. Furthermore, if the market values of the assets held by Diageo’s pension funds decline, or if the valuations of those assets by the pension trustees decline, pension expenses may increase which, as a result, could materially adversely affect Diageo’s financial position. There is no assurance that interest rates or inflation rates will remain constant or that pension fund assets can earn the assumed rate of return annually; Diageo’s actual experience may be significantly more negative than the assumptions used.

Diageo may be adversely affected by fluctuations in exchange rates. In particular, any redenomination of the euro or its constituent parts could materially adversely affect Diageo. The results of operations of Diageo are accounted for in pounds sterling. Approximately 37% of sales in the year ended 30 June 2013 were in US dollars, approximately 12% were in euros and approximately 10% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.

Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group’s policy is to maintain fixed rate borrowings within a certain percentage of forecast net borrowings, and the overall net borrowings portfolio is managed according to a duration measure.

Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms

Diageo’s business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when these agreements expire or that they will not be terminated. Failure to renew these agreements on favourable terms could have an adverse impact on Diageo’s sales and operating profit. In addition, Diageo’s sales and operating profit may be adversely affected by any disputes with distributors of its products or with suppliers of raw materials.

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Diageo may not be able to protect its intellectual property rights

Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo’s patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information and trade secrets. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights in its brands or products. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo’s brands to consumers, it is not uncommon for counterfeit products to be manufactured and traded. Diageo cannot be certain that the steps it takes to assist the authorities to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

Risks related to Diageo’s securities

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo

Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;
•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

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This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2013.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2013, which will be published on 12 August 2013 (and which can be found thereafter at www.diageo.com).

Each of the directors of Diageo plc confirms,”to the best of his or her knowledge, that:

•	the consolidated financial statements contained in the Annual Report for the year ended 30 June 2013, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•	the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2013 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.”

The directors of Diageo plc are as follows: Dr Franz Humer (Chairman), Ivan Menezes (Chief Executive), Paul Walsh (Advisor to the Chairman and the Chief Executive), Deirdre Mahlan (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Philip Scott (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy Bruzelius, Laurence Danon, Betsy Holden, Ho KwonPing and Todd Stitzer.

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Diageo plc will release its Preliminary Results for the year ended 30 June 2013 on Wednesday 31 July at approximately 07.00 (UK time). This can be found at www.Diageo.com.

Webcast, Presentation Slides and Transcript

At 08.00 (UK time) on Wednesday 31 July, Ivan Menezes, Chief Executive and Deirdre Mahlan, Chief Financial Officer will present Diageo’s Preliminary Results as a webcast. This will be available to view at www.Diageo.com. The presentation slides and transcript will also be available to download from www.Diageo.com at 08.00 (UK time).

Webcast via Conference Call Facility

If you wish to listen to the presentation via the conference call facility rather than view it, then please use the live Q&A session dial-in details below at 08.00 (UK time).

Live Q&A Session

At 09.30 (UK time), Ivan and Deirdre will be joined by Paul S Walsh; Larry Schwartz, President, North America; John Kennedy, President, Western Europe; Nick Blazquez, President, Africa, Eastern Europe and Turkey; Randy Millian; Alberto Gavazzi, President, Latin America and Caribbean and Gilbert Ghostine, President, Asia Pacific for a live Q&A session.

To participate, please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3139 4830

UK Toll Free - 0808 237 0030

USA Toll - +1 718 873 9077

USA Toll Free - +1 866 928 7517

Germany Toll - +49 (0)30 221 510 067

Singapore Toll - +65 630 77610

Please quote confirmation code: 24994600#

Please allow sufficient time to register with the operator before the start of both the webcast via conference call and the live Q&A sessions.

A transcript of the Q&A session will be available for download on 1 August at www.Diageo.com.

Conference Call Session Replay

The Q&A session will also be available on instant replay shortly after the call and will run until midnight on 14 August. Please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3426 2807

UK Toll Free - 0808 237 0026

USA Toll Free - +1 866 535 8030

Germany Toll - +49 (0)69 222 233 985

Singapore Toll - +65 642 98334

Please quote confirmation code: 640445#

Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
	Pier Falcione	+44 (0) 20 8978 4838
	Adrienn Galambos	+36 1 580 1323
investor.relations@diageo.com

Media enquiries to:	Rowan Pearman	+44 (0) 20 8978 4751
	Jessica Rouleau	+44 (0) 20 8978 4764
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

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